UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

Contents

Hewlett-Packard Company 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008,

and for the Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	23

Signature	62

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	64

Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Hewlett-Packard Company 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California
June 25, 2010

Contents

Hewlett-Packard Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Cash	$4,315,148	$1,188,022
Investments, at fair value	10,185,682,751	7,978,860,454
Receivables:
Company contribution	25,982,745	–
Amount due from brokers for securities sold	201,906,549	40,409,104
Forward foreign currency contracts	68,874,951	55,254,427
Interest and dividends	8,111,837	7,352,100
Total receivables	304,876,082	103,015,631
Total assets	10,494,873,981	8,083,064,107

Liabilities
Amounts due to brokers for securities purchased	196,379,984	27,573,213
Forward foreign currency contracts payable	69,385,734	55,217,783
Other payables	8,076,020	2,131,335
Total liabilities	273,841,738	84,922,331

Net assets reflecting investments, at fair value	10,221,032,243	7,998,141,776

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,921,697	93,053,312

Net assets available for benefits	$10,237,953,940	$8,091,195,088

See accompanying notes.

Contents

Hewlett-Packard Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Interest and dividends	$168,058,755
Net realized and unrealized appreciation in fair value of investments	2,046,684,918
2,214,743,673
Contributions:
Participants	424,883,575
Company	188,436,584
Rollover	25,320,178
638,640,337
Total additions	2,853,384,010

Deductions
Benefits paid directly to participants	694,303,937
Investment management fees	10,802,266
Administrative expenses and fees	1,518,955
Total deductions	706,625,158

Net increase	2,146,758,852

Net assets available for benefits:
Beginning of year	8,091,195,088
End of year	$10,237,953,940

See accompanying notes.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements

December 31, 2009

1.  Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective December 31, 2009, the Target Retirement Date Funds were renamed to the corresponding Birth Date Funds. The Target Retirement Income Fund was transferred to the Target Retirement 2010 Fund and then was renamed the 1945 Birth Date Fund.

Assets of the Plan are invested in a three-tier investment structure. Tier 1 includes one ready-made portfolio (the Conservative Portfolio), and nine Birth Date Funds (formerly Target Retirement Date Funds) to be managed based on the year participants were born instead of an assumed retirement date. This investment strategy is designed to apply over a participant’s entire investment horizon, including the years after retirement, and is designed to become more conservative as participants grow older. Tier 2 includes 15 institutional funds in a range of asset classes. Tier 3 includes 13 brand-name mutual funds spanning several investment categories. Additionally, the Plan offers Company common stock as an investment option. All investments are participant-directed.

Effective after the close of the market on January 30, 2009, the Fidelity Real Estate Investment Portfolio was replaced with a Tier 2 fund, the Global Real Estate Fund. Additionally, effective after the close of market on June 11, 2009, the Fidelity Magellan Fund was replaced with another Tier 2 fund, the Large Cap Growth Stock Fund.

Effective after the close of the market on April 25, 2008, the Fidelity Growth and Income Portfolio was removed from the investment options in Tier 3 and was replaced with a Tier 2 fund, the Large Cap Core Stock Fund.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Plan includes a nonleveraged employee stock ownership plan feature (the ESOP) within the meaning of Internal Revenue Code (the Code) Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002, are not eligible to participate in the ESOP.

Contributions

As soon as administratively feasible, normally about 15 days after the employee’s employment start date, employees were automatically enrolled in the Plan at a 3% contribution rate in one of the ten Target Retirement Date Funds based on the employee’s current age and anticipated retirement age. Effective December 31, 2009, employees are automatically enrolled in one of the nine Birth Date Funds based on the year employees were born.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Code. The annual limitation was $16,500 for 2009. Contributions can be made as whole or fractional percentages of pay. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. The Plan also accepts rollover contributions from a Roth deferral account to the Plan as described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of section 402(c) of the Code. After-tax Roth 401(k) contributions shall be treated as deferred contributions for all purposes under the Plan, including Company matching contributions.

Participants who are age 50 or older by the end of the plan year can contribute an additional $5,500 above the annual limitation. Catch-up contributions can be pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. These “catch-up” contributions are not eligible for the Company match. Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Effective January 1, 2008, all participants were eligible for a Company matching contribution equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan.  Effective August 1, 2008, new hires, re-hires, or transfers onto the U.S. payroll receive Company matching contributions equal to 100% of the first 4% of eligible compensation they contribute to the Plan.

Effective April 1, 2009, the Company’s matching contribution is determined up to a maximum of 100% of the first 4% of the eligible compensation for all eligible U.S. employees. The Company’s matching contribution was changed to a quarterly discretionary performance-based match, determined each fiscal quarter based on business results.

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

Participants who became employees before January 1, 2006, are also 100% vested in their Company matching contributions and earnings thereon at all times. Effective January 1, 2006, all new employees are subject to a three-year cliff vesting schedule with regard to Company matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006 do not vest in Company matching contributions until the earlier of earning three years of credited service, attaining age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability benefits program, at which time they will become 100% vested in their Company matching contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed 5 years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore previously forfeited balances, or pay eligible Plan expenses. Unallocated forfeiture balances as of December 31, 2009 and 2008, were approximately $5,100,000 and $2,700,000, respectively, and forfeitures used to reduce Company contributions for 2009 were approximately $2,700,000.

Payment of Benefits

On termination of service, death, or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Lump-sum payments may be made in cash or shares of stock for distribution from the Company Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal and other administrative services are paid directly by the Company on behalf of the Plan.  Starting with the Company’s fiscal quarter ended October 31, 2009, each participant was charged a fixed fee of $9.75 per fiscal quarter for recordkeeping expenses. Certain administrative and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

separately on the statement of changes in net assets available for benefits. Investment management fees charged by the Tier 3 mutual funds are deducted from the net asset values of the mutual funds and are, therefore, recorded as a component of the net realized and unrealized appreciation in fair value of the Plan’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

During 2009, the Plan adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to GAAP literature in the notes to the financial statements.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 4). However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of the Plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). The statements of net assets available for benefits present the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. Wrapper contracts are valued using a replacement cost methodology as of the last day of the plan year. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy with which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3.	Investments

The fair values of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2009	2008

HP Common Stock Fund	$1,238,052,019	$972,759,293
Vanguard Employee Benefit Index Fund	$813,298,960	$647,986,051
Vanguard PRIMECAP ADM Fund	$688,218,529	$530,157,876
Dwight Target 2 Fund	$635,253,443	$601,916,872
Fidelity Contrafund	$572,514,247	$458,134,765

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

For the year ended December 31, 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Registered investment companies	$904,917,283
Common stock	462,546,845
Common collective trust funds	281,839,251
Company common stock	385,302,421
Corporate debt	12,079,118
Total net realized and unrealized appreciation in fair value of investments	$2,046,684,918

4.  Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Common collective trusts and privately held mutual funds: Valued at the NAV established by the funds’ sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. There are no redemption restrictions on the Plan’s investments in common collective trusts.

Publicly traded mutual funds, common stocks, corporate debt and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Valued at the NAV of units held by the Plan at year-end.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

Synthetic GICs: Valued at fair value of the underlying investments, which consist of mutual funds, short-term investments, corporate debt, and U.S. government securities (see Note 5).

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

Traditional GICs: Value is determined using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates.

Wrappers: Value is determined by a present value discounting of the difference between the contractual wrap rate fee and the rebid rate.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets and liabilities as of December 31, 2009 and 2008:

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
Index funds	$350,469,034	$–	$–	$350,469,034
Growth funds	2,563,953,433	293,276,700	–	2,857,230,133
Fixed income funds	253,519,451	–	–	253,519,451
Value funds	221,899,884	–	–	221,899,884
Other funds	26,231,263	–	–	26,231,263
Total mutual funds	3,416,073,065	293,276,700	–	3,709,349,765

Common collective trusts:
Index funds	–	813,298,960	–	813,298,960
Growth funds	–	382,720,689	–	382,720,689
Fixed income funds	–	1,170,003,695	–	1,170,003,695
Other funds	–	105,247,081	–	105,247,081
Total common collective trusts	–	2,471,270,425	–	2,471,270,425

HP Common Stock Fund	1,238,052,019	–	–	1,238,052,019
Money market funds	–	209,735,873	–	209,735,873
Managed accounts:
Short-term investments	–	152,755,663	–	152,755,663
Common and preferred stocks:
Banks, insurance and other financial institutions	182,426,919	–	–	182,426,919
Consumer and capital goods	457,870,702	–	–	457,870,702
Health care, pharmaceuticals, and biotechnology	279,411,192	–	–	279,411,192
Technology, hardware and software	444,502,280	–	–	444,502,280
Energy, transportation and other utilities	280,790,968	–	–	280,790,968
Hospitality and real estate	182,945,424	–	–	182,945,424
Other	609,238	–	–	609,238
Total common and preferred stocks	1,828,556,723	–	–	1,828,556,723

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Corporate debt:
Banks, insurance and other financial institutions	$–	$68,537,872	$–	$68,537,872
Consumer and capital goods	–	23,391,435	–	23,391,435
Health care, pharmaceuticals, and biotechnology	–	19,320,084	–	19,320,084
Technology, hardware and software	–	9,004,335	–	9,004,335
Energy, transportation and other utilities	–	55,824,306	–	55,824,306
Hospitality and real estate	–	3,484,710	–	3,484,710
Other	–	593,680	–	593,680
Total corporate debt	–	180,156,422	–	180,156,422

U.S. government securities:
Federal	–	234,707,407	–	234,707,407
State	–	7,173,879	–	7,173,879
Municipal	–	2,257,999	–	2,257,999
Total U.S. government securities	–	244,139,285	–	244,139,285
Guaranteed investment contracts	–	17,749,665	–	17,749,665
Wrapper contracts	–	–	852,339	852,339
Participant loans	–	–	133,064,572	133,064,572
Total investments	6,482,681,807	3,569,084,033	133,916,911	10,185,682,751
Derivative assets	69,005,522	–	–	69,005,522
Amount due from brokers for securities sold	201,906,549	–	–	201,906,549
Total assets measured at fair value	$6,753,593,878	$3,569,084,033	$133,916,911	$10,456,594,822

Liabilities
Derivative liabilities	$69,470,436	$–	$–	$69,470,436
Amount due to brokers for securities purchased	196,379,984	–	–	196,379,984
Total liabilities measured at fair value	$265,850,420	$–	$–	$265,850,420

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets
Mutual funds	$2,723,746, 901	$318,647,106	$–	$3,042,394,007
Common collective trusts	–	1,220,681,896	–	1,220,681,896
HP Common Stock Fund	972,759,293	–	–	972,759,293
Money market funds	–	250,261,152	–	250,261,152

Managed accounts:
Short-term investments	–	34,572,440	–	34,572,440
Common and preferred stocks	946,749,911	–	–	946,749,911
Corporate debt	–	70,762,793	–	70,762,793
U.S. government securities	–	84,284,639	–	84,284,639
Guaranteed investment contracts	–	1,222,969,854	–	1,222,969,854
Wrapper contracts	–	–	3,151,526	3,151,526
Participants loans	–	–	130,272,943	130,272,943
Total investments	4,643,256,105	3,202,179,880	133,424,469	7,978,860,454
Derivative assets	55,422,003	–	–	55,422,003
Amount due from brokers for securities sold	40,409,104	–	–	40,409,104
Total assets measured at fair value	$4,739,087,212	$3,202,179,880	$133,424,469	$8,074,691,561

Liabilities
Derivative liabilities	$55,351,707	$–	$–	$55,351,707
Amount due to brokers for securities purchased	27,573,213	–	–	27,573,213
Total liabilities measured at fair value	$82,924,920	$–	$–	$82,924,920

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets (participant loans and wrapper contracts) for the year ended December 31, 2009:

	Participant Loans	Wrapper Contracts	Total

Balance, beginning of year	$130,272,943	$3,151,526	$133,424,469
New loans	54,546,181	–	54,546,181
Repayments	(51,754,552)	–	(51,754,552)
Unrealized losses relating to instruments held at the reporting date	–	(2,299,187)	(2,299,187)
Balance, end of year	$133,064,572	$852,339	$133,916,911

5.	Guaranteed Investment Contracts

The Plan offers a Stable Value Fund, which invests in GICs and synthetic GICs, to provide participants with a stable, fixed-rate return and protection of principal from market changes. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are based on a formula agreed upon with the issuer. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to the plan document, changes to the Plan’s prohibition of competing investment options, complete or partial termination of the Plan, the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the Plan’s interest in the investment at the direction of the Company, or delivery of any communication to participants designed to influence participants not to invest in the Stable Value Fund. The Company does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date. Wrapper contracts, a component of synthetic GICs, generally allow the issuer to terminate upon notice at any time for market value. Wrapper contracts generally also contain provisions to allow the Plan to elect to convert the wrapped portfolio to a declining direction strategy upon termination by the issuer. Such provisions are intended to result in contract value equaling market value by the ultimate maturity date.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

5.	Guaranteed Investment Contracts (continued)

Average yields earned on the Stable Value Fund are as follows:

	Year Ended December 31
	2009	2008

Based on actual earnings	3.22%	5.36%
Based on interest rate credited to participants	2.93%	3.67%

6.	Derivatives

As the Plan holds investments denominated in foreign currencies, forward foreign currency contracts are generally utilized to hedge a portion of the currency exposure that results in those investments denominated in foreign currencies. The forward foreign currency contracts are not designated as hedging instruments.

Forward foreign currency contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, and the difference between contract value and market value is recorded as unrealized appreciation (depreciation) in fair value of investments. When the forward foreign currency contract is closed, the Plan transfers the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the forward foreign currency contract when it was opened and the value at the time it was closed or offset.

Certain risks may arise upon entering into a forward foreign currency contract from the potential inability of the counterparties to meet the terms of their contracts. Additionally, when utilizing forward foreign currency contracts to hedge, the Plan gives up the opportunity to profit from favorable exchange rate movements during the term of the contract. As of December 31, 2009 and 2008, the value of currencies under forward foreign currency contracts represented less than 1% of net assets available for benefits.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

6.	Derivatives (continued)

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31
	2009	2008

Forward foreign currency exchange	$63,984,617	$55,314,091
Financial futures	24,500,000	18,700,000
Interest rate swaps	11,000,000	6,800,000
Financial options	9,400,000	3,000,000
Total	$108,884,617	$83,814,091

Total gross notional amounts for forward foreign currency exchange contracts by currency were as follows:

	December 31
	2009	2008

Australian dollar	$8,655,624	$751,889
Brazil real	–	2,236
British pound	17,951,934	10,781,309
Canadian dollar	7,192,366	2,107,811
Chinese yuan	253,202	1,007,080
Euro	5,904,548	6,686,521
Japanese yen	10,969,135	12,962,631
Mexican peso	205,003	1,450
Norwegian krone	4,456,546	2,516,897
Polish zloty	–	45,029
Russian ruble	–	85,519
Singapore dollar	52,449	51,512
South Korean won	99,613	–
Swedish krona	4,374,092	10,732,722
Swiss franc	3,870,105	7,581,485
Total	$63,984,617	$55,314,091

None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan investment accounts.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

6.	Derivatives (continued)

The fair values of the derivatives instruments included in the net assets available for benefits were as follows:

	December 31, 2009		December 31, 2008
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
Forward foreign currency exchange	$68,874,951	$69,385,734	$55,254,427	$55,217,783
Interest rate swaps	130,571	10,356	167,576	133,493
Financial options	–	74,346	–	431
Total	$69,005,522	$69,470,436	$55,422,003	$55,351,707

All income from derivatives was recorded as net realized and unrealized appreciation (depreciation) in fair value of investments. The effects of derivatives on the net realized and unrealized appreciation (depreciation) in fair value of investments for the year ended December 31, 2009 were as follows:

Forward foreign currency exchange	$(638,689)
Financial futures	875,703
Interest rate swaps	78,449
Financial options	143,762
Total	$459,225

7.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

8.  Related-Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2009, the Plan made purchases of approximately $141,348,730 and sales of approximately $269,162,190 of the Company’s common stock.

9.	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$10,237,953,940	$8,091,195,088
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,921,697)	(93,053,312)
Net assets available for benefits per the Form 5500	$10,221,032,243	$7,998,141,776

The following is a reconciliation of the net investment gain per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net investment gain per the financial statements	$2,214,743,673
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,921,697)
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	93,053,312
Net investment gain per the Form 5500	$2,290,875,288

Contents

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

11.	Subsequent Events

Effective January 1, 2010, new guidelines were imposed on participants' ability to invest in the HP common stock fund, with a goal of limiting investments in HP common stock to a maximum of 20% of a participant's portfolio. Under the new guidelines, if a participant's account currently has more than 20% invested in the HP common stock fund, the participant will not be forced to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP common stock fund, and any percentage above the 20% limit for ongoing contributions will automatically be directed to the appropriate Birth Date Fund based on the year the participant was born.  In addition, the new guidelines provide that future requested exchanges into the HP common stock fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit of the portfolio balance in the HP common stock fund.  Finally, the new guidelines provide that if the participant chooses to rebalance his or her portfolio, the respective holding in the HP common stock fund will be limited to a maximum of 20% regardless of the current investments in the HP common stock fund.

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2009

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Money market funds
*	Fidelity Institutional Cash Portfolio	209,735,873	shares	$209,735,873

Short-term investments
	DREYFUS TREASURY CASH MGMT	78,420,905	shares	78,420,905
	WACHOVIA BK NA BN 6% 11/15/17	725,000	shares	759,730
	INTESA SANP Y$CD 3ML+64 6/9/10	300,000	shares	300,000
	Interest-bearing cash	43,185,156	units	43,185,156
				122,665,791

Registered investment companies
	Mainstay I CAP Equity Portfolio	2,699,452	shares	85,437,671
	Artisan International Fund	4,353,067	shares	89,934,358
	PIMCO High Yield Fund	11,488,638	shares	100,008,604
	Lazard Emerging Markets Portfolio	7,866,491	shares	141,675,497
	PIMCO Real Return Fund	15,597,998	shares	168,302,178
	Vanguard PRIMECAP ADM Fund	11,161,507	shares	688,218,529
	American Funds New World Fund	3,834,624	shares	181,301,046
	PIMCO Global Bond II Fund	5,685,875	shares	53,504,081
	MFS International New Discovery Fund	8,695,563	shares	161,569,133
	Dodge & Cox International Stock	9,675,047	shares	308,150,237
	Domini Social Equity Fund	1,915,442	shares	15,572,541
*	Fidelity Contrafund	9,823,511	shares	572,514,247
*	Fidelity Low-Priced Stock Fund	10,117,972	shares	323,168,040
	Dodge & Cox Stock Fund	1,945,389	shares	187,029,695
	PIMCO Asset Backed Securities Fund	582,744	shares	5,308,802
	PIMCO Emerging Markets Fund	793,038	shares	7,636,960
	PIMCO International Portfolio	5,349,352	shares	22,413,783
	PIMCO Investment Grade Corporate Portfolio	5,219,650	shares	51,831,127
	PIMCO Mortgage Portfolio	10,312,735	shares	109,830,632
	PIMCO Municipal Sector Portfolio	995,226	shares	8,031,478
	PIMCO Short Term Portfolio Institutional	713,416	shares	6,106,843
	PIMCO US Government Sector Portfolio	4,860,466	shares	45,007,914
	Vanguard Extended Market Index	5,574,261	shares	182,166,856
	CRM Midcap Value FD Institutional	1,437,353	shares	34,870,189
	SPDR Trust - ETF	17,600	shares	1,961,343
				3,551,551,784

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock
AAR CORP	48,100	shares	$1,105,338
ABB LTD (REG) (SWIT)	52,500	shares	1,011,010
ABBOTT LABORATORIES	129,800	shares	7,007,902
ACADIA REALTY TRUST	34,359	shares	579,636
ACCENTURE LTD CL A	86,995	shares	3,610,293
ACE LTD	35,100	shares	1,769,040
ACTUANT CORP CL A	20,172	shares	373,787
ADECCO SA	16,800	shares	925,627
ADOBE SYSTEMS INC	418,260	shares	15,383,603
ADTRAN INC	17,729	shares	399,789
ADVANCE AUTO PARTS INC	77,880	shares	3,152,582
ADVISORY BOARD CO	66,600	shares	2,041,956
AECOM TECHNOLOGY CORP	126,000	shares	3,465,000
AEON CO LTD	64,900	shares	524,275
AEON MALL CO LTD	8,600	shares	165,736
AERCAP HOLDINGS NV	302,500	shares	2,740,650
AEROPOSTALE INC	24,800	shares	844,440
AETNA INC	135,800	shares	4,304,860
AFFILIATED MANAGERS GROUP	14,700	shares	990,045
AGCO CORP	14,317	shares	463,012
AGILENT TECHNOLOGIES INC	153,000	shares	4,753,710
AHOLD NV, KONINKLIJKE	82,920	shares	1,099,277
AIR GAS INC	15,543	shares	739,847
AIR PRODUCTS & CHEMICALS	20,500	shares	1,661,730
ALBEMARLE CORP	13,155	shares	478,447
ALBERTO CULVER CO NEW	154,400	shares	4,522,376
ALCON INC	132,300	shares	14,984,217
ALEXANDRIA REAL ESTATE EQ INC REIT	36,800	shares	2,365,872
ALLGREEN PROPERTIES LTD	89,000	shares	77,909
ALLIANCE DATA SYSTEMS CORP	96,199	shares	6,213,493
ALLIANZ SE	12,500	shares	1,556,250
ALLREAL HOLDING AG	447	shares	53,099
ALLSTATE CORPORATION	104,100	shares	3,127,164
ALPHA NAT RES INC	17,400	shares	754,812
ALSTRIA OFFICE REIT-AG	9,605	shares	103,132

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ALTERA CORP	126,500	shares	$2,862,695
ALTRIA GROUP INC	219,100	shares	4,300,933
AMAZON.COM INC	167,700	shares	22,559,004
AMB PROPERTY CORP REIT	41,074	shares	1,049,441
AMCOR LTD	55,502	shares	310,595
AMDOCS LTD	130,000	shares	3,708,900
AMEDISYS INC	44,400	shares	2,156,064
AMERICAN EAGLE OUTFITTERS INC	71,600	shares	1,215,768
AMERICAN ECOLOGY CORP	121,700	shares	2,073,768
AMERIPRISE FINANCIAL INC	49,000	shares	1,902,180
AMGEN INC	55,300	shares	3,128,321
AMPHENOL CORPORATION CL A	100,397	shares	4,636,333
AMYLIN PHARMACEUTICALS	59,100	shares	838,629
ANALOG DEVICES INC	386,900	shares	12,218,302
ANGLO AMER PLC (UK)	22,500	shares	985,811
ANHEUSER BUSCH INBEV NV	49,935	shares	2,601,858
ANIXTER INTL INC	42,366	shares	1,995,439
ANN TAYLOR STORES CORP	50,600	shares	690,184
ANSYS INC	21,786	shares	946,820
APACHE CORP	43,900	shares	4,529,163
APARTMENT INV & MGMT CO A REIT	30,570	shares	486,674
APOLLO GROUP INC CL A	48,540	shares	2,940,553
APPLE INC	200,535	shares	42,284,810
APTARGROUP INC	34,148	shares	1,220,450
ARCELORMITTAL SA (NETH)	44,158	shares	2,034,381
ARCH CHEMICALS INC	46,400	shares	1,432,832
ARENA RESOURCES INC	28,100	shares	1,211,672
ARRIS GROUP INC	52,700	shares	602,361
ARTIO GLOBAL INVESTORS CL A	18,087	shares	461,038
ARUBA NETWORKS INC	39,502	shares	421,091
ASAHI BREWERIES LTD	38,100	shares	700,690
ASCENDAS REAL ESTATE INVEST TR	484,700	shares	765,806
ASML HOLDING NV (NETH)	43,600	shares	1,486,611
ASSISTED LIVING CON CL A	6,254	shares	164,918
ASSOCIATED BRITISH FOODS	19,900	shares	264,367
ASSURED GUARANTY LTD	67,000	shares	1,457,920

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ASTRAZENECA PLC (UK)	39,000	shares	$1,833,972
AT&T INC	262,450	shares	7,356,474
ATHEROS COMMUNICATIONS INC	71,507	shares	2,448,400
ATLAS AIR WORLD	75,000	shares	2,793,750
ATLAS COPCO AB SER A	47,993	shares	705,947
ATRIUM EUROPEAN REAL ESTATE LT	62,770	shares	422,364
AU OPTRONICS CORP SPON ADR	53,838	shares	645,518
AUSTRALIA & NZ BANKING GRP	52,300	shares	1,074,868
AUTOLIV INC	13,217	shares	573,089
AUTOMATIC DATA PROCESSING INC	43,525	shares	1,863,741
AVALONBAY COMMUNITIES INC REIT	28,530	shares	2,342,598
AVIVA PLC	65,801	shares	423,144
BAE SYSTEMS PLC	321,974	shares	1,870,688
BAIDU INC SPON ADR	12,630	shares	5,193,835
BALDOR ELEC CO	94,200	shares	2,646,078
BALLY TECHNOLOGIES INC	36,684	shares	1,514,682
BANCO SANTANDER SA	286,240	shares	4,723,754
BANCORPSOUTH INC	23,200	shares	544,272
BANK AMERICA (1DS/1WT) PFD	372,300	shares	5,554,716
BANK OF AMERICA CORPORATION	439,600	shares	6,620,376
BANPU PUB CO LTD - NVDR	24,000	shares	413,274
BARCLAYS PLC ORD	166,500	shares	734,108
BARRICK GOLD CORP	10,300	shares	405,614
BASF SE	14,600	shares	908,405
BAXTER INTL INC	184,400	shares	10,820,592
BAYER AG	37,814	shares	3,029,474
BE AEROSPACE INC	41,300	shares	970,550
BEFIMMO SCA SICAFI	1,377	shares	121,831
BENI STABILI SPA AZ	314,474	shares	258,875
BEST BUY CO INC	65,000	shares	2,564,900
BG GROUP PLC	121,486	shares	2,202,930
BGP HOLDINGS PLC (UNLIST)	1,317,017	shares	19
BHP BILLITON LTD	7,100	shares	271,694
BHP BILLITON PLC	62,106	shares	2,002,434
BIG LOTS INC	119,000	shares	3,448,620
BIG YELLOW GROUP PLC	41,378	shares	236,731

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
BIO RAD LABS CL A	55,000	shares	$5,305,300
BLACKBOARD INC	75,000	shares	3,404,250
BMW AG (BAYER MTR WKS) (GERW)	19,300	shares	878,661
BNP PARIBAS (FRAN)	21,560	shares	1,725,430
BOEING CO	52,510	shares	2,842,366
BOSTON PPTY CV	275,000	shares	269,844
BOSTON PROPERTIES INC	30,010	shares	2,012,771
BOUYGUES ORD	7,800	shares	406,753
BOWNE & CO INC	59,400	shares	396,792
BP PLC	273,300	shares	2,640,587
BP PLC SPON ADR	95,400	shares	5,530,338
BR MALLS PARTICIPACOES SA	45,000	shares	553,012
BRE PROPERTIES INC	15,000	shares	496,200
BRISTOW GROUP INC	67,489	shares	2,594,952
BRITISH AIRWAYS PLC ORD	217,000	shares	655,467
BRITISH AMER TOBACCO PLC (UK)	63,542	shares	2,064,000
BRITISH LAND CO PLC	256,592	shares	1,990,518
BRITISH SKY BROADCAST GRP PLC	67,860	shares	616,356
BROADCOM CORP CL A	66,445	shares	2,089,695
BROOKDALE SENIOR LIVING INC	134,799	shares	2,451,994
BROOKFIELD PPTYS CORP	124,820	shares	1,512,818
BRUKER CORP	215,600	shares	2,600,136
BRUSH ENGINEERED MATERIALS INC	12,165	shares	225,539
BT GROUP PLC	214,310	shares	467,006
CABOT CORP	74,400	shares	1,951,512
CABOT OIL & GAS CORP	45,385	shares	1,978,332
CADENCE DESIGN SYSTEMS INC	46,945	shares	281,201
CALLOWAY REAL EST INVT TR REIT	19,700	shares	365,818
CAMDEN PROPERTY TRUST - REIT	32,120	shares	1,360,924
CAMERON INTL CORP	36,500	shares	1,525,700
CANADIAN REAL INVEST TR (REIT)	5,200	shares	134,225
CAPITACOMMERCIAL TRUST REIT	604,000	shares	502,939
CAPITAL & REGIONAL PLC	147,881	shares	81,857
CAPITAL SR LIVING CORP	5,650	shares	28,363
CAPITALAND LTD	595,900	shares	1,781,211
CAPITAMALL TRUST REIT	532,900	shares	682,670

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
CARDINAL HEALTH INC	104,205	shares	$3,359,569
CARLISLE COS INC	116,708	shares	3,998,416
CARLSBERG AS CL B	7,075	shares	522,658
CARNIVAL PLC	47,109	shares	1,605,863
CASINO GUICHARD PERRACHON ORD	7,200	shares	644,552
CASTELLUM AB	44,340	shares	449,055
CASTLE (A.M.) & CO	49,400	shares	676,286
CELESIO AG	14,400	shares	364,899
CELGENE CORP	171,300	shares	9,537,984
CENTENE CORP	78,641	shares	1,664,830
CENTRAL EURO DIST CORP (USA)	13,874	shares	394,160
CENTRICA PLC	181,550	shares	824,781
CENTURYTEL INC	20,900	shares	756,789
CEPHALON INC	76,600	shares	4,780,606
CFS RETAIL PROPERTY TRUST	466,379	shares	795,957
CH ROBINSON WORLDWIDE INC	4,900	shares	287,777
CHEESECAKE FACTORY INC	19,700	shares	425,323
CHICAGO BRIDGE & IRON (NY REG)	112,600	shares	2,276,772
CHILDRENS PL RETAIL STORES INC	39,100	shares	1,290,691
CHINA COAL ENERGY CO LTD H	303,000	shares	556,472
CHINA OVERSEAS LAND & INV LTD	906,000	shares	1,916,298
CHINA RESOURCES LAND LTD	1,045,259	shares	2,378,009
CHIPOTLE MEXICAN GRILL INC	1,955	shares	172,353
CISCO SYSTEMS INC	711,550	shares	17,034,507
CITY DEVELOPEMENT LTD	4,000	shares	32,909
CITY NATIONAL CORP	36,500	shares	1,664,400
CLARCOR INC	79,300	shares	2,572,492
CLEAN HARBORS INC	53,000	shares	3,159,330
CLIFFS NATURAL RESOURCES INC	19,200	shares	884,928
COACH INC	103,230	shares	3,770,992
COBALT INTL ENERGY INC	234,600	shares	3,246,864
COHERENT INC	11,700	shares	347,841
COLGATE-PALMOLIVE CO	103,200	shares	8,477,880
COLONY FINANCIAL INC	5,660	shares	115,294
COLUMBIA BANKING SYSTEMS INC	57,100	shares	923,878
COMINAR REAL ESTAT INV TR UNIT	9,000	shares	165,755

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
COMMERCIAL METALS CO	61,400	shares	$960,910
COMMONWEALTH PROP OFFICE UNITS	343,567	shares	299,351
COMSTOCK RESOURCES INC NEW	93,700	shares	3,801,409
COMTECH TELECOMMUNICATIONS NEW	30,200	shares	1,058,510
COMVERSE TECHNOLOGY INC	52,456	shares	495,709
CON WAY INC	12,000	shares	418,920
CONCUR TECHNOLOGIES INC	8,669	shares	370,600
CONOCOPHILLIPS	49,680	shares	2,537,158
CONSOL ENERGY INC	19,900	shares	991,020
CONSTELLATION BRANDS INC CL A	128,100	shares	2,040,633
CONWERT IMMOBIL INVEST AG	9,752	shares	119,231
COOPER COMPANIES INC	44,500	shares	1,696,340
COOPER TIRE & RUBBER COMPANY	74,900	shares	1,501,745
CORE LABORATORIES NV	29,263	shares	3,456,546
CORIO NV	22,064	shares	1,506,428
CORNING INC	113,530	shares	2,192,264
CORPORATE EXECUTIVE BRD C	59,900	shares	1,366,918
COSTAR GROUP INC	76,900	shares	3,212,113
COSTCO WHOLESALE CORP	138,800	shares	8,212,796
COUSINS PROPERTIES INC	21,999	shares	167,852
COVIDIEN LTD	130,290	shares	6,239,588
CREDIT AGRICOLE SA	69,938	shares	1,237,566
CREDIT SUISSE GRP (REG)	54,975	shares	2,720,906
CREE INC	72,179	shares	4,068,730
CREXUS INVT CO	5,860	shares	81,806
CRH PLC	23,700	shares	648,065
CULLEN FROST BANKERS INC	16,600	shares	830,000
CUMMINS INC	60,400	shares	2,769,944
CURTISS WRIGHT CORPORATION	88,500	shares	2,771,820
CVS CAREMARK CORP	34,165	shares	1,100,455
CYBERSOURCE CORP	39,556	shares	795,471
CYPRESS BIOSCIENCES INC	98,400	shares	566,784
CYTEC INDUSTRIES INC	36,825	shares	1,341,167
DANAHER CORP	24,335	shares	1,829,992
DANSKE BK AS	34,200	shares	776,368
DANVERS BANCORP INC	56,300	shares	731,337

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
DAVITA INC	200,000	shares	$11,748,000
DCT INDUSTRIAL TRUST INC REIT	44,450	shares	223,139
DELL INC	127,550	shares	1,831,618
DELTA AIR INC	63,300	shares	720,354
DENBURY RESOURCES INC	221,200	shares	3,273,760
DENTSPLY INTL INC	16,371	shares	575,768
DERWENT LONDON PLC	12,917	shares	275,561
DERWENT LONDON PLC	20,850	shares	444,797
DEUTSCHE BANK AG (GERW)	19,800	shares	1,404,018
DEUTSCHE EUROSHOP AG	3,960	shares	134,193
DEUTSCHE POST AG	64,070	shares	1,236,923
DEUTSCHE TELEKOM AG (REGD)	68,700	shares	1,009,890
DEUTSCHE WOHNEN (BR)	7,320	shares	70,214
DEVELOPMENT SECURITIES PLC	19,130	shares	105,659
DEVRY INC	31,400	shares	1,781,322
DEXUS PROPERTY GRP STAPLED UNT	1,466,166	shares	1,119,436
DICKS SPORTING GOODS INC	25,651	shares	637,940
DIGITAL REALTY TRUST INC	18,110	shares	910,571
DISCOVERY COMM INC CL C NON-VO	125,000	shares	3,315,000
DISCOVERY COMMUNICATIONS CL A	55,200	shares	1,692,984
DISNEY (WALT) CO	441,200	shares	14,228,700
DOLBY LABORATORIES INC CL A	54,000	shares	2,577,420
DOLLAR GENERAL CORP	105,200	shares	2,359,636
DOMINION RESOURCES INC VA	76,950	shares	2,994,894
DONALDSON CO INC	26,400	shares	1,123,056
DOVER CORP	29,200	shares	1,215,012
DOW CHEMICAL CO	67,410	shares	1,862,538
DR PEPPER SNAPPLE GROUP	131,670	shares	3,726,261
DRESS BARN INC	92,599	shares	2,139,037
DRIL-QUIP INC	65,000	shares	3,671,200
DRYSHIPS INC	49,944	shares	290,674
DUKE REALTY CORP REIT	58,680	shares	714,136
EON AG	39,400	shares	1,648,777
EAST JAPAN RAILWAY CO	4,600	shares	290,063
EBAY INC	137,425	shares	3,234,985
EDWARDS LIFESCIENCES CORP	5,523	shares	479,673

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ELAN CORP PLC ADR	208,400	shares	$1,358,768
ELECTRICITE DE FRANCE	16,600	shares	987,690
ELPIDA MEMORY INC	30,200	shares	488,572
EMERGENCY MEDICAL SVCS CL A	57,000	shares	3,086,550
ENEL (ENTE NAZ ENERG ELET) SPA	94,200	shares	545,852
ENI SPA	62,500	shares	1,589,504
ENPRO INDUSTRIES INC	51,500	shares	1,360,115
ENTERTAINMENT PPTYS TR REIT	42,100	shares	1,484,867
EOG RESOURCES INC	61,085	shares	5,943,571
EQUINIX INC	5,419	shares	575,227
EQUITY LIFESTYLE PPTYS INC	13,250	shares	668,728
EQUITY RESIDENTIAL (REIT)	94,080	shares	3,178,022
ESPRIT HOLDINGS LTD	127,840	shares	853,234
ESSEX PROPERTY TRUST INC	3,960	shares	331,254
EUROCOMMERCIAL CVA	14,108	shares	581,694
EURONET WORLDWIDE INC	14,106	shares	309,627
EXELON CORP	56,200	shares	2,746,494
EXPRESS SCRIPTS INC	23,900	shares	2,066,155
EXTENDICARE REAL ESTATE INV TR	8,130	shares	73,666
EXTRA SPACE STORAGE INC	12,800	shares	147,840
EXXON MOBIL CORP	107,525	shares	7,332,130
F5 NETWORKS INC	9,689	shares	513,323
FASTENAL CO	14,361	shares	597,992
FEDERAL REALTY INVESTMENT TR	20,660	shares	1,399,095
FEDEX CORP	39,200	shares	3,271,240
FERRO CORP	205,900	shares	1,696,616
FINANCIAL FEDERAL CORP	103,600	shares	2,849,000
FIRST HORIZON NATIONAL CORP	25,082	shares	336,099
FLOWERS FOODS INC	119,300	shares	2,834,568
FMC CORP NEW	40,695	shares	2,269,153
FONCIERE DES REGIONS	4,136	shares	213,075
FOREST CITY ENTERPRISES CL A	63,300	shares	745,674
FOREST LABORATORIES INC	55,600	shares	1,785,316
FOREST OIL CORP	38,100	shares	847,725
FORTIS RTS	42,400	shares	1
FORTUNE BRANDS INC	67,700	shares	2,924,640

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
FOSSIL INC	52,100	shares	$1,748,476
FOSTER WHEELER AG	23,212	shares	683,361
FPL GROUP INC	57,850	shares	3,055,637
FRANCE TELECOM SA	44,500	shares	1,110,505
FRANKLIN RESOURCES INC	27,065	shares	2,851,298
FREEPORT MCMORAN COPPER &	13,400	shares	1,075,886
FRESENIUS MED CARE AG & CO AKT	9,200	shares	486,543
FRONTIER REAL ESTATE INV CORP	28	shares	198,518
FTI CONSULTING INC	8,058	shares	380,015
GAMESA CORPORACION TECNOLOG SA	38,390	shares	647,716
GAMESTOP CORP CL A	122,662	shares	2,691,204
GAP INC	437,600	shares	9,167,720
GARDNER DENVER INC	69,200	shares	2,944,460
GATX CORP	62,900	shares	1,808,375
GECINA	970	shares	105,736
GECINA	2,360	shares	257,254
GENERAL DYNAMICS CORPORATION	49,670	shares	3,386,004
GENERAL ELECTRIC CO	101,580	shares	1,536,905
GENERAL MILLS INC	31,910	shares	2,259,547
GENESCO INC	33,134	shares	909,860
GENESEE & WYOMING CL A	82,966	shares	2,708,010
GENTEX CORP	150,000	shares	2,677,500
GENTIVA HEALTH SERVICES INC	71,600	shares	1,933,916
GENWORTH FINANCIAL INC A	101,710	shares	1,154,409
GENZYME CORP	6,000	shares	294,060
GEO GROUP INC	17,088	shares	373,885
GILEAD SCIENCES INC	302,900	shares	13,109,512
GLACIER BANCORP INC	125,000	shares	1,715,000
GLAXOSMITHKLINE PLC	92,400	shares	1,960,578
GLOBAL PAYMENTS INC	154,325	shares	8,311,945
GLORIOUS PROPERTY HOLDINGS LTD	481,000	shares	217,743
GOLDMAN SACHS GROUP INC	154,700	shares	26,119,548
GOODMAN GROUP (STAPLE)	1,548,595	shares	883,301
GOODRICH PETRO CORP	25,400	shares	618,490
GOOGLE INC A	56,007	shares	34,723,220
GPT GROUP REIT STAPLED	992,500	shares	539,365

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
GPT GROUP REIT STAPLED	1,348,561	shares	$732,864
GRACO INC	113,200	shares	3,234,124
GRAINGER PLC	266,635	shares	551,580
GRAND CANYON EDUCATION INC	182,000	shares	3,459,820
GRANITE CONSTRUCTION INC	49,330	shares	1,660,448
GREAT EAGLE HOLDINGS LTD	62,600	shares	163,086
GREAT PORTLAND ESTATES PLC	68,441	shares	317,564
GREATBATCH INC	60,400	shares	1,161,492
GREIF INC CL A	29,000	shares	1,565,420
GUANGZHOU R&F PROPERTIES CO H	326,800	shares	577,422
GUESS INC	12,023	shares	508,573
GYMBOREE CORP	16,300	shares	708,887
H&R REIT / H&R FIN TR STAPLED	17,600	shares	258,811
HAEMONETICS CORP MASS	69,000	shares	3,805,350
HAMMERSON PLC	203,124	shares	1,391,902
HANA FINANCIAL GROUP INC	18,800	shares	530,429
HANG LUNG PROPERTIES LTD	528,000	shares	2,083,754
HARTFORD FINL SVCS GROUP INC	111,200	shares	2,586,512
HCP INC REIT	54,390	shares	1,661,071
HEALTHCARE REALTY TRUST INC	26,470	shares	568,046
HEALTHSOUTH CORP	16,463	shares	309,011
HEALTHSPRING INC	98,600	shares	1,736,346
HEARTLAND EXPRESS INC	125,766	shares	1,920,447
HELICAL BAR PLC	38,410	shares	212,301
HENDERSON LAND DEVMT CO LTD	323,600	shares	2,437,319
HENRY (JACK) & ASSOC INC	221,900	shares	5,130,328
HENRY SCHEIN INC	6,243	shares	328,382
HERBALIFE LTD	115,000	shares	4,665,550
HESS CORP	84,774	shares	5,128,827
HEXCEL CORPORATION	290,500	shares	3,770,690
HIGHWOODS PROPERTIES INC	22,400	shares	747,040
HITTITE MICROWAVE CORP	11,547	shares	470,540
HON HAI PRECISION IND CO LTD	177,000	shares	838,246
HON HAI PRESCN (CS)(ELN)11/10	113,800	shares	539,025
HONDA MOTOR CO LTD	50,000	shares	1,697,255
HONG KONG EXCHS & CLEARING LTD	80,700	shares	1,450,866

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
HONGKONG LAND HLDGS LTD	705,000	shares	$3,489,750
HOST HOTELS & RESORTS INC	187,357	shares	2,186,456
HSBC HOLDINGS PLC (UK REG)	179,404	shares	2,047,908
HUB GROUP INC CL A	73,943	shares	1,983,891
HUFVUDSTADEN (FASTIG) AB SER A	45,422	shares	344,217
HUNT J B TRANSPORT SERVICES IN	61,650	shares	1,989,446
HYATT HOTELS CORP CL A	10,200	shares	304,062
HYSAN DEVELOPMENT CO LTD	196,772	shares	559,581
ICADE REIT	7,491	shares	715,860
ICON PLC ADR	14,460	shares	314,216
IDEX CORPORATION	23,602	shares	735,202
IDEXX LABS INC	8,664	shares	463,004
IHS INC	45,400	shares	2,488,374
II-VI INC.	33,700	shares	1,071,660
ILLINOIS TOOL WORKS INC	25,600	shares	1,228,544
ILLUMINA INC	101,233	shares	3,102,791
IMPALA PLATINUM HOLDINGS LTD	11,500	shares	315,032
INDUSTRIAL & COM BK OF CHINA H	1,297,000	shares	1,077,251
INFORMATICA CORP	101,400	shares	2,622,204
ING OFFICE FUND STAPLED UNITS	701,500	shares	403,278
INGERSOLL RAND CO LTD CL A	46,135	shares	1,648,865
INTEGRA LIFESCIENCES HLDS CORP	12,914	shares	474,977
INTEL CORP	368,900	shares	7,525,560
INTERACTIVE DATA CORP	100,300	shares	2,537,590
INTERNATIONAL RECTIFIER CORP	22,842	shares	505,265
INTERSIL CORPORATION CL A	45,180	shares	693,061
INTL BUS MACH CORP	54,000	shares	7,068,600
INTREPID POTASH INC	12,521	shares	365,238
INVACARE CORP	67,000	shares	1,670,980
INVERNESS MED INNOVATIONS INC	10,996	shares	456,444
INVESCO LTD	266,300	shares	6,255,387
ISRAEL CHEMICAL LTD	28,000	shares	369,150
ITOCHU CORP	99,000	shares	725,298
JAPAN EXCELLENT INC REIT	10	shares	44,366
JAPAN LOGISTICS FUND INC	35	shares	256,419
JAPAN REAL ESTATE INVESTMENT	101	shares	742,121

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
JARDEN CORP	68,900	shares	$2,129,699
JFE HOLDINGS INC	22,700	shares	890,053
JOHNSON CONTROLS INC	141,100	shares	3,843,564
JOY GLOBAL INC	8,926	shares	460,492
JPMORGAN CHASE & CO	179,670	shares	7,486,849
JSC MMC NORILSK NICKL SPON ADR	40,871	shares	586,499
JULIUS BAER HLDG AG	39,722	shares	1,395,612
JUNIPER NETWORKS INC	166,200	shares	4,432,554
KANSAS CITY SOUTHERN	150,300	shares	5,003,487
KAYDON CORP	29,500	shares	1,054,920
KB FINANCIAL GROUP INC ADR	14,333	shares	728,833
KBW INC	44,700	shares	1,222,992
KDDI CORP	114	shares	603,738
KENEDIX REALTY INV CORP REIT	64	shares	174,627
KENNAMETAL INC	71,200	shares	1,845,504
KEPPEL LAND LTD	102,000	shares	254,074
KERRY PROPERTIES LTD	446,300	shares	2,273,605
KEY ENERGY SERVICES INC	155,500	shares	1,366,845
KGHM POLSKA MIEDZ SA (BR)	6,800	shares	251,342
KILROY REALTY CORP	4,790	shares	146,909
KIMBERLY CLARK CORP	32,200	shares	2,051,462
KIMCO REALTY CORPORATION	10,900	shares	147,477
KIRBY CORP	62,200	shares	2,166,426
KITE REALTY GROUP TRUST	11,270	shares	45,869
KLEPIERRE SA	45,746	shares	1,859,325
KNIGHT TRANSPORTATION INC	53,247	shares	1,027,135
KOHLS CORP	149,100	shares	8,040,963
KONINKLIJKE DSM NV	5,300	shares	261,474
KOPPERS HLDGS INC	63,000	shares	1,917,720
KWG PROPERTY HOLDING LIMITED	93,500	shares	72,232
LAGARDERE SCA (REG)	16,800	shares	683,309
LAM RESEARCH CORP	16,078	shares	630,418
LAND SECURITIES GROUP PLC	232,788	shares	2,577,109
LEAP WIRELESS INTL INC	61,100	shares	1,072,305
LEND LEASE CORP LTD	35,000	shares	322,876
LG DISPLAY CO LTD	17,700	shares	595,781

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
LI & FUNG LTD	156,000	shares	$648,852
LIBERTY INTL PLC (UK)	171,020	shares	1,423,429
LIBERTY PROPERTY TRUST - REIT	47,450	shares	1,518,875
LIFE TECHNOLOGIES CORP	10,107	shares	527,889
LILLY (ELI) & CO	92,500	shares	3,303,175
LINEAR TECHNOLOGY CORP	116,000	shares	3,542,640
LINK REAL ESTATE INVEST	224,600	shares	574,122
LITTELFUSE INC	54,218	shares	1,743,109
LKQ CORP	28,638	shares	561,018
LOCKHEED MARTIN CORP	16,470	shares	1,241,015
LONGFOR PROPERTIES CO LTD REGS	135,400	shares	152,798
L'OREAL SA ORD	8,501	shares	949,296
LORILLARD INC	33,500	shares	2,687,705
LOUISIANA PACIFIC CORP	131,300	shares	916,474
LTC PROPERTIES INC REIT	3,860	shares	103,255
LUBRIZOL CORP	6,170	shares	450,102
LUFKIN INDUSTRIES INC	20,300	shares	1,485,960
LUKOIL OIL CO SPONS ADR	10,150	shares	572,460
MACERICH COMPANY	43,201	shares	1,553,076
MACK CALI REALTY CORP REIT	16,310	shares	563,837
MACQUARIE GROUP LTD	66,100	shares	2,873,717
MACQUARIE INFR GRP STAPLED SEC	175,391	shares	210,323
MACYS INC	44,500	shares	745,820
MAGELLAN HLTH SERVICES INC	115,000	shares	4,683,950
MAN GROUP PLC	228,756	shares	1,140,537
MANTECH INTL CORP CL A	66,800	shares	3,225,104
MARATHON OIL CORP	158,950	shares	4,962,419
MARKS & SPENCER GROUP PLC	68,600	shares	445,689
MARRIOTT INTERNATIONAL INC A	213,471	shares	5,817,085
MARSH & MCLENNAN COS INC	73,600	shares	1,625,088
MARTIN MARIETTA MATERIALS	23,000	shares	2,056,430
MASSEY ENERGY CORP	33,710	shares	1,416,157
MASTERCARD INC CL A	63,700	shares	16,305,926
MAX CAPITAL GROUP LTD	206,000	shares	4,593,800
MAXIM INTEGRATED PRODUCTS	157,940	shares	3,206,182
MAXIMUS INC	34,500	shares	1,725,000

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
MCAFEE INC	11,465	shares	$465,135
MCDERMOTT INTL INC	30,357	shares	728,872
MCKESSON CORP	55,240	shares	3,452,500
MEDCO HEALTH SOLUTIONS INC	257,300	shares	16,444,043
MEDNAX INC	9,964	shares	598,936
MEDTRONIC INC	99,500	shares	4,376,010
MERCIALYS	17,863	shares	627,831
MERCK & CO INC NEW	186,575	shares	6,817,451
METLIFE INC	57,900	shares	2,046,765
METRO AG	12,500	shares	761,817
MGIC INVESTMENT CORP	196,800	shares	1,137,504
MICROS SYSTEMS INC	22,570	shares	700,347
MICROSOFT CORP	1,125,700	shares	34,322,593
MILLICOM INTL CELLULAR SA (US)	6,251	shares	461,136
MINDRAY MED INTL LTD SPON ADR	84,000	shares	2,849,280
MINERVA PLC	63,282	shares	76,961
MIRVAC GROUP STAPLED SECURITY	306,055	shares	431,615
MITSUBISHI CORP	116,000	shares	2,872,274
MITSUBISHI ESTATE CO LTD	342,630	shares	5,439,974
MITSUI & CO LTD	89,100	shares	1,254,808
MITSUI FUDOSAN CO (RE DEV)	385,699	shares	6,455,248
MOHAWK INDUSTRIES INC	59,000	shares	2,808,400
MONSANTO CO NEW	29,800	shares	2,436,150
MONSTER WORLDWIDE INC	148,500	shares	2,583,900
MOOG INC CL A	46,100	shares	1,347,503
MORGAN STANLEY	31,400	shares	929,440
MOSAIC CO	31,500	shares	1,881,495
MSC INDU DIRECT CO CL A	29,073	shares	1,366,431
MSCI INC CL A	14,571	shares	463,358
MUNICH REINSURANCE (REG)	6,200	shares	964,580
MURATA MFG CO LTD	12,500	shares	617,682
MYLAN INC	247,235	shares	4,556,541
NALCO HOLDING CO	17,423	shares	444,461
NAMCO BANDAI HLDGS INC	25,200	shares	240,387
NATIONAL AUSTRALIA BANK	50,921	shares	1,253,270
NATIONAL BANK OF CANADA	12,600	shares	722,433

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
NATIONAL CINEMEDIA INC	96,000	shares	$1,590,720
NATIONWIDE HEALTH PPTYS INC	31,910	shares	1,122,594
NAVIGATORS GROUP INC	27,600	shares	1,300,236
NBTY INC	41,700	shares	1,815,618
NESTLE SA (REG)	52,007	shares	2,521,369
NESTLE SA REG ADR	163,890	shares	7,924,082
NETAPP INC	407,600	shares	14,017,364
NEUSTAR INC CL A	153,400	shares	3,534,336
NEW JERSEY RESOURCES CORP	22,550	shares	843,370
NEW WORLD CHINA LAND LIMITED	291,000	shares	110,715
NEW WORLD DEVELOPMENT CO LTD	159,000	shares	327,281
NEWELL RUBBERMAID INC	68,900	shares	1,034,189
NEXEN INC	37,267	shares	894,564
NEXT PLC	24,461	shares	823,465
NGK INSULATORS LTD	40,000	shares	867,977
NICE SYSTEMS LTD SPON ADR	149,741	shares	4,647,961
NII HOLDINGS INC	70,200	shares	2,357,316
NIKE INC CL B	160,330	shares	10,593,003
NIPPON ACCOMMDTN FUND I (REIT)	26	shares	135,740
NIPPON BUILDING FUND INC	84	shares	637,061
NIPPON ELECTRIC GLASS CO LTD	105,000	shares	1,433,613
NIPPON SHOKUBAI CO LTD	27,000	shares	231,743
NIPPON TELEGRAPH & TELEPHONE	27,700	shares	1,094,764
NIPPON YUSEN KK	52,000	shares	159,201
NISSAN MOTOR CO LTD ORD	171,500	shares	1,507,856
NOBLE ENERGY INC	21,520	shares	1,532,654
NOKIA OYJ	125,000	shares	1,614,108
NORDSON CORP	9,900	shares	605,682
NORTHEAST UTILITIES	83,700	shares	2,158,623
NORTHROP GRUMMAN CORP	14,975	shares	836,354
NORTHWEST NATURAL GAS CO	8,700	shares	391,848
NORWEGIAN PROPERTY ASA	337,200	shares	785,411
NOVARTIS AG (REG)	29,970	shares	1,635,058
NOVARTIS AG SPON ADR	106,700	shares	5,807,681
NOVAVAX INC	56,200	shares	149,492
NOVELLUS SYSTEMS INC	175,000	shares	4,084,500

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
NOVO-NORDISK AS CL B	21,825	shares	$1,393,965
NTT URBAN DEVELOPMENT CORP	620	shares	410,270
NVR INC	919	shares	653,142
OCCIDENTAL PETROLEUM CORP	175,450	shares	14,272,858
OCEANEERING INTL INC	61,500	shares	3,598,980
ODYSSEY HEALTHCARE INC	89,000	shares	1,386,620
OFFICE DEPOT INC	247,400	shares	1,595,730
OGX PETROLEO E GAS PART SA	69,400	shares	674,888
OLD MUTUAL PLC (UK)	480,000	shares	847,121
OLIN CORP	53,200	shares	932,064
OMEGA HEALTHCARE INVESTORS INC	20,100	shares	390,945
OMEGA NAVIGATION ENT INC CL A	24,600	shares	76,506
ONYX PHARMACEUTICALS INC	108,000	shares	3,168,720
ORACLE CORP	324,400	shares	7,960,776
ORBITAL SCIENCES CORP	233,000	shares	3,555,580
ORIX CORP	14,290	shares	962,491
ORIX JREIT INC REIT	37	shares	183,629
OTTER TAIL CORPORATION	65,700	shares	1,629,360
OVERSEAS SHIPHOLDING GROUP INC	10,000	shares	439,500
OWENS ILLINOIS INC	31,200	shares	1,025,544
PACIFIC SUNWEAR OF CALIF INC	165,600	shares	659,088
PACWEST BANCORP	69,200	shares	1,394,380
PARKER HANNIFIN CORP	13,600	shares	732,768
PATTERSON COMPANIES INC	13,433	shares	375,855
PDG REALTY SA	35,200	shares	350,586
PEBBLEBROOK HOTEL TRUST	9,870	shares	217,239
PENN NATIONAL GAMING	31,100	shares	845,298
PEPSICO INC	103,700	shares	6,304,960
PERRIGO CO	32,200	shares	1,282,848
PETROBRAS PN SPON ADR	136,700	shares	6,517,856
PETROCHINA CO LTD H	416,000	shares	494,542
PFIZER INC	671,100	shares	12,207,309
PG&E CORP	78,500	shares	3,505,025
PHILIP MORRIS INTL INC	146,000	shares	7,035,740
PLEXUS CORP	77,500	shares	2,208,750
PMC-SIERRA INC	40,923	shares	354,393

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
PNC FINANCIAL SERVICES GRP INC	69,098	shares	$3,647,683
POLY HONG KONG INVESTMENT LTD	211,000	shares	264,509
POLYPORE INTL INC	38,588	shares	459,197
POST PROPERTIES (REIT)	19,740	shares	386,904
PRAXAIR INC	61,100	shares	4,906,941
PRECISION CASTPARTS CORP	52,540	shares	5,797,789
PRIMARIS RETAIL REIT UT	11,700	shares	179,734
PROASSURANCE CORPORATION	44,400	shares	2,384,724
PROLOGIS (REIT)	84,800	shares	1,160,912
PROLOGIS EUROPEAN PROPTS (REIT)	66,135	shares	408,080
PS BUSINESS PKS INC CA REIT	3,080	shares	154,154
PSP SWISS PROPERTY AG	12,062	shares	681,469
PUBLIC STORAGE	25,610	shares	2,085,935
PULTE HOMES INC	20,000	shares	200,000
QANTAS AIRWAYS LTD	194,774	shares	523,118
QBE INSURANCE GROUP LTD	53,542	shares	1,231,209
QLOGIC CORP	133,215	shares	2,513,767
QUALCOMM INC	569,460	shares	26,343,220
QUANEX BUILDING PRODUCTS	81,165	shares	1,377,370
QUANTA SVCS INC	7,976	shares	166,220
QUICKSILVER RES INC	174,800	shares	2,623,748
QUINTAIN ESTATES & DEV CO PLC	269,361	shares	261,197
RALCORP HOLDINGS	8,229	shares	491,354
RANDSTAD HOLDINGS NV	26,300	shares	1,314,069
RANGE RESOURCES CORP	97,895	shares	4,880,066
RED HAT INC	76,500	shares	2,363,850
REGENCY CENTERS CORP (REIT)	51,970	shares	1,822,068
RELIANCE STEEL & ALUMINUM CO	69,500	shares	3,003,790
RENAISSANCERE HLDGS LTD	93,200	shares	4,953,580
RESMED INC	52,000	shares	2,718,040
RESOURCES CONNECTION INC	170,000	shares	3,607,400
RETAIL OPPORTUNITY INVTS CORP	13,600	shares	137,496
RIO TINTO PLC (REGD)	72,526	shares	3,918,477
RIOCAN REAL ESTATE INV TR UNIT	42,830	shares	809,190
RIVERBED TECHNOLOGY INC	16,554	shares	380,245
ROBBINS & MYERS INC	39,000	shares	917,280

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ROBERT HALF INTERNATIONAL INC.	17,481	shares	$467,267
ROCHE HLDGS GENUSSSCHEINE	15,341	shares	2,604,614
ROCHE HLDGS LTD SPON ADR	188,400	shares	7,950,480
ROGERS CORP	70,400	shares	2,133,824
ROLLS-ROYCE GROUP PLC	125,400	shares	979,886
ROPER INDUSTRIES INC	9,012	shares	471,958
ROVI CORPORATION	50,000	shares	1,593,500
ROYAL BANK OF CANADA	6,400	shares	343,559
ROYAL DUTCH SHELL PL CL A	89,020	shares	2,679,185
RPM INTERNATIONAL INC	21,986	shares	446,975
RTI INTERNATIONAL METALS INC	55,000	shares	1,384,350
RUSH ENTERPRISES INC CL A	26,900	shares	319,841
RWE AG	5,220	shares	507,880
SAFESTORE HOLDINGS LTD	257,669	shares	687,112
SAIPEM SPA	61,300	shares	2,115,020
SALESFORCE.COM INC	103,110	shares	7,606,425
SAMSUNG ELECTRONICS CO LTD	1,360	shares	931,878
SANOFI-AVENTIS	52,665	shares	4,136,238
SBA COMM CORP CL A	285,515	shares	9,753,192
SCANSOURCE INC	62,000	shares	1,655,400
SCHLUMBERGER LTD	168,800	shares	10,987,192
SCHNITZER STEEL INDS INC CL A	11,400	shares	543,780
SCHWAB CHARLES CORP	444,700	shares	8,369,254
SEAGATE TECHNOLOGY	212,490	shares	3,865,193
SEATTLE GENETICS INC	56,300	shares	572,008
SEGRO PLC	157,697	shares	878,254
SENIOR HOUSING PPTYS TR (REIT)	39,210	shares	857,523
SES SA A (LUX)	44,918	shares	965,246
SHAFTESBURY PLC	10,241	shares	65,145
SHARP CORP	58,000	shares	727,103
SHERWIN WILLIAMS CO	18,890	shares	1,164,569
SHIMAO PROPERTY HOLDINGS LTD	525,400	shares	997,445
SHIRE PLC SPON ADR	106,680	shares	6,262,116
SHUI ON LAND LTD	169,000	shares	100,262
SIEMENS AG (REGD)	20,400	shares	1,870,680
SIGNATURE BANK	41,765	shares	1,332,304

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SILGAN HOLDINGS INC	17,100	shares	$989,748
SILIC (STE IMMOB LOC IND COMM)	2,549	shares	310,188
SIMON PPTY GROUP INC - REIT	93,826	shares	7,487,315
SIMS METAL MANAGEMENT LTD ADR	18,060	shares	352,170
SINA CORP	10,523	shares	475,429
SINO LAND CO	57,116	shares	111,231
SINO-OCEAN LAND HOLDGS LIMITED	598,100	shares	553,846
SIRONA DENTAL SYSTEMS INC	91,300	shares	2,897,862
SL GREEN REALTY CORP REIT	11,200	shares	562,688
SOCIETE GENE PARIS CL A	27,398	shares	1,920,032
SOFTBANK CORP	33,700	shares	785,573
SOLARWINDS INC	144,069	shares	3,315,028
SOLERA HOLDINGS INC	100,000	shares	3,601,000
SONY CORP	17,100	shares	497,368
SOTHEBY'S	29,817	shares	670,286
SOUTHWESTERN ENERGY CO	125,300	shares	6,039,460
SOVRAN SELF STORAGE REIT	3,380	shares	120,767
SPONDA OYJ	50,062	shares	195,663
SRA INTERNATIONAL INC CL A	138,900	shares	2,652,990
ST GOBAIN CIE DE	18,500	shares	1,008,304
ST JUDE MEDICAL INC	107,510	shares	3,954,218
ST MARY LAND & EXPLORATION CO	13,900	shares	475,936
ST MODWEN PROPERTIES PLC	49,374	shares	154,804
STANDARD CHARTERED PLC	132,802	shares	3,380,390
STAPLES INC	267,700	shares	6,582,743
STARBUCKS CORP	92,500	shares	2,133,050
STARWOOD HTLS & RESRT WRLDWIDE	40,349	shares	1,475,563
STARWOOD PROPERTY TRUST INC	9,180	shares	173,410
STATE BANK OF IND GDR (REG S)	3,700	shares	366,300
STATOIL HYDRO ASA	48,150	shares	1,202,930
STEEL DYNAMICS INC	20,558	shares	364,288
STERICYCLE INC	58,600	shares	3,232,962
STOCKLAND UNITS (STAPLED)	641,492	shares	2,276,070
STRAYER EDUCATION INC	15,000	shares	3,187,350
SUMITOMO MITSUI FINL GROUP	26,200	shares	744,430
SUMITOMO REALTY & DEV CO LTD	196,700	shares	3,674,523

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SUN HUNG KAI PROPERTIES LTD	680,200	shares	$10,202,518
SUNCOR ENRGY INC	84,808	shares	3,003,575
SUNTEC REIT	365,000	shares	350,687
SUPERIOR ENERGY SVCS INC	69,900	shares	1,697,871
SUSSER HOLDINGS CORP	49,297	shares	423,461
SUZUKI MOTOR CORP	40,200	shares	984,596
SVB FINL GROUP	33,000	shares	1,375,770
SVENSKA CELLULOSA AB CL B	7,800	shares	104,001
SWIRE PACIFIC LTD CL A	1,000	shares	12,123
SWISS PRIME SITE AG	9,790	shares	548,380
SYBASE INC	72,600	shares	3,150,840
SYNGENTA AG (SWIT)	4,749	shares	1,339,860
TAIWAN SEMICONDUCT MFG CO LTD	270,544	shares	545,486
TALECRIS BIOTHERAPEUTICS HDGS	115,900	shares	2,581,093
TANGER FACTORY OUTLET - REIT	13,800	shares	538,062
TARGET CORP	148,700	shares	7,192,619
TAUBMAN CENTERS INC	14,010	shares	503,099
TCF FINANCIAL CORPORATION	31,800	shares	433,116
TECHNE CORP	6,786	shares	465,248
TECK RESOURCES LTD SUB VTG CLB	20,400	shares	713,388
TELECOM ITALIA SPA	631,000	shares	983,023
TELEDYNE TECHNOLOGIES INC	24,400	shares	935,984
TELEFLEX INC	20,100	shares	1,083,189
TELEFONICA SA	150,176	shares	4,197,714
TELLABS INC	38,618	shares	219,350
TELUS CORPORATION NON VTG SHS	19,000	shares	592,252
TENARIS SA (ITALY)	82,744	shares	1,779,276
TENCENT HOLDINGS LIMITED	245,700	shares	5,339,444
TESCO PLC	313,835	shares	2,170,835
TEVA PHARMACEUTICAL IND A	225,200	shares	12,651,736
TEXAS CAPITAL BANCSHARES INC	79,900	shares	1,115,404
THERMO FISHER SCIENTIFIC	58,040	shares	2,767,928
THOMAS COOK GROUP PLC	79,700	shares	296,385
THOR INDUSTRIES INC	12,841	shares	403,207
TIFFANY & CO	185,100	shares	7,959,300
TIME WARNER CABLE	32,291	shares	1,336,524

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
TOKYO ELECTRIC POWER CO	19,500	shares	$489,123
TOP REIT INC	9	shares	39,929
TORONTO-DOMINION BANK	28,681	shares	1,798,872
TOSHIBA CORP	417,000	shares	2,289,043
TRANSDIGM GROUP INC	106,500	shares	5,057,685
TRAVIS PERKINS PLC	16,200	shares	223,067
TRUEBLUE INC	125,800	shares	1,863,098
TSAKOS ENERGY NAVIGATION (USA)	1,700	shares	24,922
TUI TRAVEL PLC	83,100	shares	342,470
TULLOW OIL PLC	47,515	shares	1,002,127
TURKIYE GARANTI BANKASI AS	92,400	shares	392,153
UBS AG REG (USA)	138,000	shares	2,140,380
UDR INC	41,000	shares	674,040
UGI CORP NEW	24,200	shares	585,398
ULTRA PETROLEUM CORP	41,265	shares	2,057,473
UNIBAIL-RODAMCO	29,094	shares	6,401,978
UNICREDIT SPA	378,700	shares	1,270,024
UNILEVER NV CVA (BEARER)	60,900	shares	1,983,515
UNILEVER PLC ORD	290,100	shares	9,304,736
UNION PACIFIC CORP	99,100	shares	6,332,490
UNITEDHEALTH GROUP INC	65,650	shares	317,770
UNITED OVERSEAS BANK (LOC)	61,000	shares	855,242
UNITED PARCEL SERVICE INC CL B	23,200	shares	1,330,984
UNITED RENTALS INC	99,600	shares	977,076
UNITED TECHNOLOGIES CORP	134,105	shares	9,308,228
UNITED URBAN INVESTMENT CORP	48	shares	252,659
UNITEDHEALTH GROUP INC	177,175	shares	5,400,294
UNUM GROUP	66,480	shares	1,297,690
URS CORP NEW	23,298	shares	1,037,227
USA TRUCK INC	14,229	shares	178,147
UTI WORLDWIDE INC	242,100	shares	3,466,872
VALE SA ADR	50,500	shares	1,466,015
VALERO ENERGY CORP	121,200	shares	2,030,100
VARIAN SEMICONDCT EQP ASSC INC	157,112	shares	5,637,179
VASTNED RETAIL NV	1,529	shares	100,332
VEECO INSTRUMENT	945	shares	31,223

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
VENTAS INC REIT	40,000	shares	$1,749,600
VERIFONE HOLDINGS INC	28,545	shares	467,567
VERINT SYSTEMS INC	11,085	shares	213,386
VERTEX PHARMACEUTICALS	117,000	shares	5,013,450
VESTAS WIND SYSTEMS AS	13,573	shares	827,741
VISA INC CL A	205,000	shares	17,929,300
VIVENDI	43,030	shares	1,281,053
VMWARE INC CL A	49,200	shares	2,085,096
VODAFONE GROUP PLC	1,166,700	shares	2,703,332
VORNADO REALTY TRUST	58,618	shares	4,099,743
WABCO HOLDINGS INC	214,900	shares	5,542,271
WABTEC	69,941	shares	2,856,390
WADDELL & REED FINL INC CL A	11,657	shares	356,005
WAL MART STORES INC	36,440	shares	1,947,718
WALTER INDUSTRIES INC	9,110	shares	686,074
WARNACO GROUP INC	10,335	shares	436,034
WASHINGTON FEDERAL INC	102,700	shares	1,986,218
WASTE CONNECTIONS INC	28,034	shares	934,654
WEINGARTEN REALTY INVS REIT	26,000	shares	514,540
WELLCARE HEALTH PLANS INC	93,700	shares	3,444,412
WELLS FARGO & CO	396,800	shares	10,709,632
WELLS FARGO 7.5% PC PERP A/L	100	shares	91,625
WERELDHAVE NV	1,115	shares	106,473
WERNER ENTERPRISES INC	12,000	shares	237,480
WESTERN UNION CO	274,800	shares	5,179,980
WESTFIELD GROUP STAPLED UNIT	626,387	shares	7,055,658
WHARF HOLDINGS LTD	284,100	shares	1,639,666
WHITING PETROLEUM CORP	35,500	shares	2,536,475
WHITNEY HOLDING CORP	94,000	shares	856,340
WILEY (JOHN) & SONS INC CL A	74,100	shares	3,103,308
WILLIAMS COMPANIES INC	96,600	shares	2,036,328
WING TAI HOLDINGS LTD	130,000	shares	169,312
WOLSELEY PLC	46,500	shares	937,133
WOODWARD GOVERNOR CO	38,889	shares	1,002,170
WPP PLC	103,600	shares	1,013,835
WRIGHT EXPRESS CORP	131,100	shares	4,176,846

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
XSTRATA PLC	153,620	shares	$2,783,140
XTO ENERGY INC	7,200	shares	335,016
YAHOO INC	156,100	shares	2,619,358
YUE YUEN INDUSTRIAL HLDGS LTD	91,000	shares	264,067
ZENITH NATIONAL INSURANCE CORP	52,900	shares	1,574,304
ZIONS BANCORP	193,700	shares	2,485,171
THOMPSON CREEK METALS CO	28,144	shares	329,829
			1,826,823,330

Preferred stock
TELECOM ITALIA SPA RISP	401,200	shares	443,994
VOLKSWAGEN AG PFD	13,700	shares	1,289,399
			1,733,393

Common/collective trusts
SSGA Passive Bond Mkt. Sec. Lend. Ser. A (CME9)	10,708,512	units	221,130,775
SSGA Daily EAFE FD Ser T (ZV3R)	12,725,321	units	225,836,272
Capital Guardian Intl Eq-Instl Cls	6,680,200	units	123,650,505
Vanguard Employee Benefit Index Fund	71,467,395	units	813,298,960
LAZARD EMERG MKTS EQ CL B	2,385,780	units	33,233,913
SEI Financial Management	110,585,247	units	105,247,080
			1,522,397,505

Corporate debt
ABBEY (YANK)	$100,000 principal, 7.95%, due 10/26/29	111,917
AID	$200,000 principal, 5.5%, due 9/18/33	197,608
AIG INTL	$100,000 principal, 6.25%, due 5/1/36	74,252
AIG INTL	$100,000 principal, 8.175%, due 5/15/58	66,000
AIG INTL	$725,000 principal, 8.25%, due 8/15/18	680,666
ALABAMA POWER	$100,000 principal, 6.125%, due 5/15/38	106,800
ALTRIA GROUP INC	$200,000 principal, 9.95%, due 11/10/38	260,702
AMERADA HESS CO	$100,000 principal, 7.3%, due 8/15/31	113,639
AMGEN	$100,000 principal, 6.9%, due 6/1/38	116,308
AMGEN INC	$100,000 principal, 6.375%, due 6/1/37	109,149
ANADARKO PETRO	$100,000 principal, 7.5%, due 5/1/31	112,185
ANHEUSER BUSC	$100,000 principal, 8.2%, due 1/15/39	126,450

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
AOL TIME WARNER	$2,450,000 principal, 7.625%, due 4/15/31	$2,845,989
AOL TIME WARNER	$950,000 principal, 7.7%, due 5/1/32	1,115,618
APPALACHIAN PWR	$240,000 principal, 6.7%, due 8/15/37	254,395
ASTRAZENECA PLC	$110,000 principal, 6.45%, due 9/15/37	123,892
AT&T BROAD GLBL	$200,000 principal, 9.455%, due 11/15/22	257,229
AT&T CORP	$100,000 principal, 8%, due 11/15/31	122,052
AT&T CORP	$1,150,000 principal, 8%, due 11/15/31	1,403,596
AT&T INC	$700,000 principal, 6.5%, due 9/1/37	725,550
AT&T INC	$500,000 principal, 6.55%, due 2/15/39	526,831
BAC CAP TR XI	$800,000 principal, 6.625%, due 5/23/36	714,856
BANK AMER GMTN	$650,000 principal, 7.375%, due 5/15/14	737,564
BANK AMER NA	$1,040,000 principal, 5.3%, due 3/15/17	1,019,294
BANK AMER NA	$40,000 principal, 6%, due 10/15/36	38,653
BANK AMERICA NA	$300,000 principal, 0.79875%, due 6/23/10	300,652
BANK OF AMER MTN	$100,000 principal, 7.625%, due 6/1/19	115,685
BANK OF AMER MTN	$1,575,000 principal, 7.625%, due 6/1/20	1,822,034
BANK ONE CAP III	$160,000 principal, 8.75%, due 9/1/30	180,063
BARCLAYS BK	$80,000 principal, 10.179%, due 6/12/21	103,551
BARRICK GOLD	$10,000 principal, 5.8%, due 11/15/34	9,446
BARRICK PD AUST	$100,000 principal, 5.95%, due 10/15/39	97,596
BHP BILLITON FIN	$650,000 principal, 5.5%, due 4/1/14	712,940
BNSF RAILWAY CO	$1,151,959 principal, 5.996%, due 4/1/24	1,208,467
BOSTON PPTY LTD	$490,000 principal, 5%, due 6/1/15	489,298
BOSTON PPTY LTD	$500,000 principal, 5.625%, due 4/15/15	489,298
BOSTON PPTY LTD	$350,000 principal, 6.25%, due 1/15/13	373,010
BOSTON SCIENTIFIC	$325,000 principal, 5.45%, due 6/15/14	341,250
BOSTON SCIENTIFIC	$1,225,000 principal, 6.4%, due 6/15/16	1,316,875
BURLINGTON 00-1	$84,060 principal, 8.251%, due 1/15/21	100,342
BURLINGTON NO 99-2	$299,900 principal, 7.57%, due 1/2/21	335,177
BURLINGTON NOR MTN	$700,000 principal, 4.7%, due 10/1/19	693,477
BURLINGTON/SANTA	$975,000 principal, 4.875%, due 1/15/15	1,017,877
CANADA NATURL RES	$200,000 principal, 6.75%, due 2/1/39	221,067
CAPITAL ONE FIN	$1,825,000 principal, 6.75%, due 9/15/17	1,963,822
CAPITAL ONE FIN	$225,000 principal, 7.375%, due 5/23/14	254,752
CATERPILR F MTN 3ML	$300,000 principal, 1.00063%, due 6/24/11	302,481
CHUBB CORP	$100,000 principal, 6.5%, due 5/15/38	110,121

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
CIGNA	$250,000 principal, 7%, due 1/15/11	$261,943
CIGNA	$425,000 principal, 6.15%, due 11/15/36	482,919
CIGNA CORP	$925,000 principal, 6.15%, due 11/15/36	826,324
CITIGROUP	$400,000 principal, 5.875%, due 5/29/37	352,474
CITIGROUP INC 3ML	$1,475,000 principal, 1.9725%, due 5/15/18	1,369,501
CITIGROUP INC	$1,375,000 principal, 6.125%, due 11/21/17	1,385,966
CITIGROUP INC MTN	$400,000 principal, 8.5%, due 5/22/19	461,901
COMCAST CORP	$1,600,000 principal, 5.9%, due 3/15/16	1,723,070
COMCAST CORP	$300,000 principal, 6.3%, due 11/15/17	328,265
COMCAST CORP	$100,000 principal, 6.55%, due 7/1/39	104,837
COMCAST CORP	$30,000 principal, 6.95%, due 8/15/37	32,697
COMCAST GLB	$125,000 principal, 5.875%, due 2/15/18	132,698
CONSOLIDAT EDISON	$200,000 principal, 6.75%, due 4/1/38	228,017
COVIDIEN INT	$500,000 principal, 6%, due 10/15/17	540,430
COX COM INC	$800,000 principal, 9.375%, due 1/15/19	1,012,313
COX COMMUNICATION INC	$1,675,000 principal, 5.875%, due 12/1/16	1,772,937
COX COMMUNICATION INC	$400,000 principal, 8.375%, due 3/1/39	498,072
COX COMMUNICATION INC	$405,000 principal, 5.5%, due 10/1/15	429,818
CSX CORP	$230,000 principal, 6.15%, due 5/1/37	233,031
CVS CAREM	$200,000 principal, 7.507%, due 1/10/32	208,290
DCAT 08-B A3B 1ML	$100,000 principal, 1.71219%, due 9/10/12	100,269
DEUTSCHE TEL GLB	$300,000 principal, 8.75%, due 6/15/30	385,833
DOW CHEMICAL	$650,000 principal, 7.375%, due 11/1/29	709,721
DOW CHEMICAL	$1,375,000 principal, 8.55%, due 5/15/19	1,640,574
DOW CHEMICAL	$150,000 principal, 9.4%, due 5/15/39	198,323
DOW CHEMICAL COMPANY	$275,000 principal, 5.7%, due 5/15/18	279,361
DUKE ENERGY CAR	$100,000 principal, 6.05%, due 4/15/38	106,473
EDF SA	$100,000 principal, 6.95%, due 1/26/39	118,268
ENBRIDGE ENERGY	$100,000 principal, 7.5%, due 4/15/38	113,832
ENCANA CORP	$200,000 principal, 6.5%, due 8/15/34	214,347
ENEL FIN INTL	$100,000 principal, 6%, due 10/7/39	100,529
ENERGY TRAN PTNR	$100,000 principal, 6.625%, due 10/15/36	99,800
ENTERPRISE PRODS	$10,000 principal, 5.75%, due 3/1/35	9,286
FANNIEMAE	$200,000 principal, 5.625%, due 7/15/37	210,528
FED DEPT ST	$275,000 principal, 6.9%, due 4/1/29	242,000
FEDERATED RETAIL	$350,000 principal, 5.9%, due 12/1/16	341,250

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
FEDERATED RTL	$200,000 principal, 6.375%, due 3/15/37	$169,000
FEDEX CORP	$200,000 principal, 7.375%, due 1/15/14	226,930
FEDEX CORP	$725,000 principal, 8%, due 1/15/19	873,220
FIRSTENERGY GL	$210,000 principal, 7.375%, due 11/15/31	227,619
FLORIDA PWR & LT	$100,000 principal, 5.95%, due 2/1/38	105,050
FLORIDA PWR	$110,000 principal, 6.35%, due 9/15/37	119,223
FORD MOTORS CREDIT	$3,600,000 principal, 7.25%, due 10/25/11	3,635,611
FORD MTR CR LLC	$200,000 principal, 7.8%, due 6/1/12	202,000
FORDMTRCR GLB	$1,725,000 principal, 7.375%, due 2/1/11	1,760,166
FORDO 2008-C A3 1ML	$100,000 principal, 1.65313%, due 6/15/12	100,660
FRANCE TELECOM STEP	$200,000 principal, 8.5%, due 3/1/31	265,868
GE CAP CORP	$100,000 principal, 6.375%, due 11/15/67	86,750
GE CAP CORP	$200,000 principal, 5.875%, due 1/14/38	185,177
GE CAP MTN	$400,000 principal, 6.75%, due 3/15/32	407,826
GE CAP MTN	$500,000 principal, 5.9%, due 5/13/14	540,536
GE CAP MTN	$100,000 principal, 6.875%, due 1/10/39	103,269
GLAXOSMTH KLINE	$200,000 principal, 6.375%, due 5/15/38	221,575
GMAC LLC	$2,806,000 principal, 6.875%, due 9/15/11	2,784,955
GOLDMAN SACHS	$310,000 principal, 6.125%, due 2/15/33	311,312
GOLDMAN SACHS	$100,000 principal, 6.15%, due 4/1/18	107,050
GSINC	$300,000 principal, 6.75%, due 10/1/37	308,366
HBOS PLC	$200,000 principal, 6.75%, due 5/21/18	185,581
HEALTHNET INC	$475,000 principal, 6.375%, due 6/1/17	425,125
HEINZ HJ FIN	$200,000 principal, 7.125%, due 8/1/39	226,108
HSBC BANK USA	$30,000 principal, 5.875%, due 11/1/34	29,177
HSBC HOLDINGS	$550,000 principal, 6.5%, due 5/2/36	576,853
HSBC HOLDINGS	$200,000 principal, 6.5%, due 9/15/37	208,958
HSBC HOLDINGS	$650,000 principal, 6.5%, due 9/15/37	679,115
HSBC HLDGS PLC	$200,000 principal, 6.8%, due 6/1/38	217,054
IRS USD R 3ML	$0 principal, 0.25375%, due 12/16/09	78,360
IRS USD R 3ML	$0 principal, 0.0%, due 6/16/11	49,394
JOHN DEERE CC MTN	$300,000 principal, 1.00594%, due 6/10/11	302,807
JP MORGAN CH XVII	$925,000 principal, 5.85%, due 8/1/35	804,952
JPMC CAP XXII	$200,000 principal, 6.45%, due 2/2/37	183,547

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
JPMC CO	$200,000 principal, 6.4%, due 5/15/38	$220,155
KAUPTHING MTN	$1,125,000 principal, 7.125%, due 5/19/16	113
KINDER MORGAN	$200,000 principal, 5.8%, due 3/15/35	185,298
KINDER MORGAN EN	$100,000 principal, 6.95%, due 1/15/38	106,576
LAFARGE SA	$750,000 principal, 6.5%, due 7/15/16	795,147
LEH	$100,000 principal, 7.5%, due 5/11/38	30
LIBERTY MEDIA	$90,000 principal, 8.25%, due 2/1/30	82,463
LIBERTY MEDIA	$260,000 principal, 8.5%, due 7/15/29	238,225
LLOYDS TSB MTN12/VAR PERP 144A	$100,000 principal, 12%, due 12/31/49	100,000
MACYS RETAIL HL	$475,000 principal, 8.875%, due 7/15/15	523,688
MAY DEPT	$100,000 principal, 6.7%, due 7/15/34	87,000
MAY DEPT STORES	$1,461,000 principal, 6.7%, due 9/15/28	1,256,460
MAY DEPT STORES	$100,000 principal, 6.9%, due 1/15/32	87,000
MAY DEPT STR GLBL	$675,000 principal, 6.65%, due 7/15/24	614,250
MERRILL LYNCH	$100,000 principal, 6.875%, due 4/25/18	107,744
MORGAN STANLEY GLB	$100,000 principal, 6.625%, due 4/1/18	108,117
MSTDW MTN 3ML	$100,000 principal, 2.3725%, due 5/14/10	100,717
NEWMONT MINING	$200,000 principal, 6.25%, due 10/1/39	200,239
NGPL PIPECO	$300,000 principal, 7.768%, due 12/15/37	345,655
NOKIA CORP	$100,000 principal, 6.625%, due 5/15/39	108,717
NORDSTROM INC	$500,000 principal, 6.95%, due 3/15/28	543,946
NORDSTROM INC GLB	$225,000 principal, 6.25%, due 1/15/18	243,556
NORDSTROM MTN	$150,000 principal, 6.75%, due 6/1/14	167,520
NORFOLK SOUTHERN	$475,000 principal, 7.7%, due 5/15/17	556,049
NORFOLKS MTN	$175,000 principal, 5.9%, due 6/15/19	186,856
ONEOK PARTNERS	$100,000 principal, 6.85%, due 10/15/37	104,579
PETROLEOS MEXICANOS	$100,000 principal, 8%, due 5/3/19	115,750
PFIZER	$1,000,000 principal, 4.45%, due 3/15/12	1,057,649
PFIZER	$100,000 principal, 7.2%, due 3/15/39	122,194
PG&E	$310,000 principal, 6.05%, due 3/1/34	323,651
PHILIP MOR INT	$100,000 principal, 6.375%, due 5/16/38	108,093
PROGRESS ENERGY	$100,000 principal, 7.75%, due 3/1/31	117,576
PROVIDENT COMPA	$471,000 principal, 7.25%, due 3/15/28	389,048
PROVIDENT COS	$300,000 principal, 7%, due 7/15/18	288,068
REED ELSEVIER	$200,000 principal, 7.75%, due 1/15/14	227,705
REED ELSEVIER C	$1,075,000 principal, 8.625%, due 1/15/19	1,308,027

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
ROCHE HLDGS	$975,000 principal, 4.5%, due 3/1/12	$1,024,059
ROCHE HLDGS INC	$650,000 principal, 6%, due 3/1/19	714,253
ROYAL BK OF SCTLD 3ML	$200,000 principal, 1.14888%, due 4/23/12	200,003
ROYAL BK SCT 3M	$400,000 principal, 0.51438%, due 3/30/12	398,752
SLM CORP MEDIUM	$1,575,000 principal, 8.45%, due 6/15/18	1,554,136
SLMA 07-2	$1,400,000 principal, 0.28219%, due 7/25/17	1,385,572
SLMA 07-3	$226,925 principal, 0.27219%, due 10/27/14	226,723
SLMA 2006-3	$800,000 principal, 0.36219%, due 7/25/19	790,712
SLMA 2008-9	$278,276 principal, 1.78219%, due 4/25/23	289,236
SOUTHERN CAL ED	$100,000 principal, 5.55%, due 1/15/37	99,430
SOUTHERN CAL ED	$130,000 principal, 5.625%, due 2/1/36	130,597
SPRINT CAP CRP	$200,000 principal, 6.875%, due 11/15/38	166,250
SPRINT CAP GLBL	$250,000 principal, 6.9%, due 5/1/19	230,000
SPRINT NEXTEL	$725,000 principal, 6%, due 12/1/16	661,563
ST PAUL COMPANIES	$900,000 principal, 6.25%, due 6/20/16	986,686
TARGET CORP GLB	$100,000 principal, 7%, due 1/15/38	116,675
TEACHERS INS	$100,000 principal, 6.85%, due 12/16/39	103,374
TENN VLY AUTH	$100,000 principal, 4.5%, due 4/1/18	101,765
TIME WARNER CAB	$825,000 principal, 8.75%, due 2/14/19	1,005,489
TIME WARNER CBL	$300,000 principal, 6.55%, due 5/1/37	305,699
TIME WARNER MTN	$600,000 principal, 8.25%, due 4/1/19	714,656
TRANSCANADA PIPE	$100,000 principal, 7.625%, due 1/15/39	123,161
TRANS-CANADA PL GLB	$200,000 principal, 7.25%, due 8/15/38	235,793
TRANSOCEAN INC	$100,000 principal, 6.8%, due 3/15/38	111,820
TRAVELERS MTN	$150,000 principal, 5.75%, due 12/15/17	159,027
UBS AG STAM NT	$100,000 principal, 5.75%, due 4/25/18	101,801
UNION PAC 6 TR	$622,567 principal, 5.866%, due 7/2/30	656,647
UNION PAC CORP	$100,000 principal, 6.15%, due 5/1/37	103,224
UNION PACIFIC	$800,000 principal, 7.875%, due 1/15/19	968,001
UNION PACIFIC 99-A	$254,035 principal, 7.6%, due 1/2/20	294,811
UNION PACIFIC PTC	$807,308 principal, 4.698%, due 1/2/24	756,624
UNION PACIFIC PTC	$284,337 principal, 5.082%, due 1/2/29	267,564
UNUM CORP	$191,000 principal, 6.75%, due 12/15/28	157,607
UNUMPROVIDENT	$125,000 principal, 6.85%, due 11/15/15	130,156
VERIZON COM INC	$200,000 principal, 6.9%, due 4/15/38	221,669
VERIZON COM INC	$100,000 principal, 7.35%, due 4/1/39	116,011

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
VERIZON GLBL	$130,000 principal, 5.85%, due 9/15/35	$126,767
VIRGINIA ELEC PWR CO	$240,000 principal, 6%, due 5/15/37	248,505
VODAFONE	$200,000 principal, 6.15%, due 2/27/37	208,345
WACHOVIA BK NA	$300,000 principal, 5.85%, due 2/1/37	286,982
WACHOVIA CORP FRN	$1,500,000 principal, 2.05063%, due 5/1/13	1,530,383
WACHOVIA CORP MTN	$550,000 principal, 5.75%, due 2/1/18	573,962
WALMART	$400,000 principal, 6.5%, due 8/15/37	455,192
WELLPOINT INC	$350,000 principal, 7%, due 2/15/19	391,450
WELLPOINT GLOBAL	$1,800,000 principal, 5.25%, due 1/15/16	1,816,960
WELLS FARGO CP XIII	$100,000 principal, 7.7%, due 12/31/49	97,000
WELLS FARGO GLBL	$30,000 principal, 5.375%, due 2/7/35	27,758
WYETH	$1,400,000 principal, 5.5%, due 2/15/16	1,504,814
WYETH	$100,000 principal, 5.95%, due 4/1/37	104,278
XEROX CORP	$650,000 principal, 6.35%, due 5/15/18	678,033
XEROX CORP	$1,275,000 principal, 6.4%, due 3/15/16	1,355,477
XEROX CORP	$875,000 principal, 6.75%, due 2/1/17	938,676
XEROX CORP	$815,000 principal, 6.875%, due 8/15/11	870,879
XEROX CORP MTN	$125,000 principal, 8.25%, due 5/15/14	143,390
XTO ENERGY INC	$110,000 principal, 6.1%, due 4/1/36	118,777
XTO ENERGY INC	$100,000 principal, 6.375%, due 6/15/38	112,183
		96,812,785

U.S. Government securities
CA ST	$50,000 principal, 5%, due 6/1/37	44,992
CA ST	$325,000 principal, 5.45%, due 4/1/15	326,999
CA ST	$200,000 principal, 6.2%, due 10/1/19	192,984
CA ST	$700,000 principal, 7.3%, due 10/1/39	659,302
CA ST	$100,000 principal, 7.5%, due 4/1/34	97,061
CA ST	$1,500,000 principal, 7.5%, due 4/1/34	1,455,915
CA ST	$1,350,000 principal, 7.55%, due 4/1/39	1,308,245
CA ST AMBAC	$100,000 principal, 4.5%, due 8/1/28	87,372
CA ST TAX VAR PURP 3 MT	$175,000 principal, 5.65%, due 4/1/39	178,554
CSMC 06-C4 A3	$300,000 principal, 5.47%, due 9/15/39	256,957
CT ST	$100,000 principal, 5.85%, due 3/15/32	100,975
CWALT 2005-81 A1 1ML	$65,968 principal, 0.51125%, due 2/25/37	37,028
DALLAS TX DART	$100,000 principal, 6.249%, due 12/1/34	99,880

Contents

Contents
Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FFCB	$600,000 principal, 5.16%, due 3/14/22	$615,926
FHLBDN	$1,000,000 principal, 0.0%, due 1/4/10	1,000,000
FHLBDN	$16,500,000 principal, 0.0%, due 1/8/10	16,499,967
FHLBDN	$1,000,000 principal, 0.0%, due 1/15/10	999,994
FHLBDN	$2,000,000 principal, 0.0%, due 2/17/10	1,999,926
FHLG	$1,312,093 principal, 6.5%, due 9/1/37	1,399,532
FHLG	$989,091 principal, 7%, due 8/1/38	1,081,625
FHLG	$1,077,475 principal, 4%, due 5/1/14	1,109,360
FHLG	$723,788 principal, 5.5%, due 11/1/23	765,293
FHLG	$911,318 principal, 5.5%, due 5/1/23	963,576
FHLM ARM	$544,472 principal, 4.42%, due 3/1/35	559,480
FHLM ARM	$874,770 principal, 5.38%, due 3/1/36	910,961
FHR	$1,392,019 principal, 7.5%, due 1/20/30	1,550,065
FHR	$1,598,764 principal, 6.5%, due 6/15/32	1,711,390
FICO	$700,000 principal, 0.0%, due 10/6/16	526,175
FICO	$400,000 principal, 0.0%, due 12/27/18	262,706
FNGT	$181,581 principal, 7%, due 12/25/41	195,039
FNMA	$5,284,809 principal, 5.5%, due 6/1/33	5,557,307
FNMA	$5,460,096 principal, 6%, due 7/1/38	5,794,741
FNMA	$2,787,203 principal, 6%, due 8/1/37	2,975,884
FNMA	$5,651,493 principal, 6%, due 8/1/37	6,033,190
FNMA	$1,166,595 principal, 6%, due 11/1/23	1,247,237
FNMA	$3,803,982 principal, 6.5%, due 2/1/38	4,060,453
FNMA	$955,811 principal, 6.5%, due 10/1/37	1,020,253
FNMA	$4,739,970 principal, 7%, due 12/1/38	5,201,192
FNMA	$1,823,127 principal, 7%, due 4/1/37	2,001,951
FNMA	$2,506,403 principal, 7%, due 10/1/37	2,750,288
FNMA	$952,669 principal, 6.5%, due 3/1/27	1,022,556
FNMA	$200,000 principal, 0.0%, due 6/1/17	145,335
FNMA	$3,900,000 principal, 0.0%, due 3/23/28	1,427,295
FNMA	$439,340 principal, 4.621%, due 4/1/13	461,727
FNMA	$850,817 principal, 5.91%, due 2/1/12	905,727
FNMA	$565,513 principal, 6%, due 7/1/16	605,364
FNMA	$978,400 principal, 6.25%, due 9/1/11	1,030,616
FNMA	$2,006,574 principal, 5.5%, due 6/1/20	2,143,585
FNMA	$2,758,940 principal, 6%, due 6/1/20	2,946,461

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA	$1,002,962 principal, 6%, due 3/1/18	$1,081,475
FNMA	$1,698,086 principal, 6%, due 8/1/22	1,823,055
FNMA	$832,654 principal, 6%, due 9/1/19	894,760
FNMA	$2,570,571 principal, 6%, due 11/1/21	2,760,553
FNMA	$1,676,856 principal, 6.5%, due 10/1/26	1,799,869
FNMA	$1,374,026 principal, 6.5%, due 2/1/27	1,474,824
FNMA	$100,000 principal, 4.6%, due 6/5/18	102,261
FNMA	$100,000 principal, 6%, due 4/18/36	102,332
FNMA	$489,802 principal, 5.5%, due 4/1/17	527,444
FNMA ARM	$1,845,291 principal, 4.03%, due 5/1/33	1,892,153
FNMA ARM	$1,755,001principal, 4.48%, due 1/1/35	1,827,605
FNMA ARM	$1,402,628 principal, 4.84%, due 7/1/35	1,458,615
FNMA DN	$2,000,000 principal, 0.0%, due 1/13/10	1,999,990
FNR 07-114 A6 1ML	$100,000 principal, 0.43125%, due 10/21/37	98,881
FNR 2001-66 Z	$1,831,980 principal, 6%, due 11/25/31	1,948,511
FNR 2002-90 A1	$764,450 principal, 6.5%, due 6/25/42	808,346
FNR 2008-40 LD	$3,334,555 principal, 6%, due 3/25/31	3,468,673
FNW	$546,469 principal, 7%, due 10/25/42	587,881
FSPC	$511,526 principal, 6.5%, due 9/25/43	542,178
FSPC	$950,578 principal, 7%, due 2/25/43	1,031,191
GNMA	$753,274 principal, 4%, due 1/21/39	730,873
GSBA	$821,752 principal, 5.36%, due 11/1/26	874,243
HAMILTON OH SLS	$100,000 principal, 0.0%, due 12/1/28	36,456
HARRIS CNTY TX	$300,000 principal, 6.875%, due 11/1/38	307,296
IA TOBACCO 05B	$100,000 principal, 5.6%, due 6/1/34	85,692
MWAA DULLES TOL	$100,000 principal, 7.462%, due 10/1/46	100,663
NJ TOBACCO 1A	$150,000 principal, 5%, due 6/1/41	103,418
NJ TRANS BAB	$200,000 principal, 6.875%, due 12/15/39	205,446
RFCO SP	$900,000 principal, 0.0%, due 1/15/30	313,783
RFCO SP	$600,000 principal, 0.0%, due 10/15/20	360,772
RFCO SP	$100,000 principal, 0.0%, due 4/15/30	34,419
SBAP	$817,821 principal, 5.37%, due 10/1/26	870,312
SBAP	$870,952 principal, 5.12%, due 12/1/26	918,297
SBAP	$655,304 principal, 5.32%, due 4/1/27	696,949
SBAP	$84,477 principal, 4.87%, due 12/1/24	89,615
SBAP	$42,226 principal, 4.86%, due 1/1/25	44,104

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
SBAP	$36,815 principal, 4.84%, due 5/1/25	$38,379
STOCKTON CA	$100,000 principal, 7.942%, due 10/1/38	98,568
TVA	$200,000 principal, 4.7%, due 7/15/33	181,944
TVA	$100,000 principal, 5.5%, due 7/18/17	109,000
TVA	$900,000 principal, 5.88%, due 4/1/36	961,330
USTB	$100,000 principal, 4.375%, due 11/15/39	95,719
USTB	$500,000 principal, 4.375%, due 2/15/38	480,000
USTB	$200,000 principal, 4.5%, due 2/15/36	197,000
USTB	$1,100,000 principal, 4.5%, due 8/15/39	1,075,078
USTB	$300,000 principal, 5.25%, due 11/15/28	325,078
USTB	$500,000 principal, 5.5%, due 8/15/28	557,188
USTB	$1,300,000 principal, 6.125%, due 11/15/27	1,548,625
USTB	$1,550,000 principal, 7.25%, due 8/15/22	2,007,977
USTCOUP	$400,000 principal, 0.0%, due 11/15/38	100,016
USTCOUP	$500,000 principal, 0.0%, due 2/15/21	308,672
USTCOUP	$200,000 principal, 0.0%, due 5/15/28	80,924
USTN	$10,000,000 principal, 1%, due 8/31/11	10,005,080
USTN	$4,000,000 principal, 2.375%, due 8/31/10	4,052,968
USTN	$200,000 principal, 2.75%, due 11/30/16	192,547
USTN	$450,000 principal, 2.875%, due 6/30/10	455,889
USTN	$600,000 principal, 3.625%, due 8/15/19	589,875
USTN	$5,000,000 principal, 4.625%, due 10/31/11	5,324,415
USTPRIN	$1,100,000 principal, 0.0%, due 11/15/27	462,507
USTPRIN	$1,210,000 principal, 0.0%, due 2/15/29	476,395
USTPRIN	$700,000 principal, 0.0%, due 2/15/31	253,763
USTPRIN	$100,000 principal, 0.0%, due 2/15/37	27,727
USTPRIN	$800,000 principal, 0.0%, due 5/15/39	198,752
USTPRIN	$1,000,000 principal, 0.0%, due 8/15/22	565,043
		147,101,835

Employer stock
*	Hewlett-Packard Company	24,035,178	shares	1,238,052,019

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts
Underlying assets
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	371,962	shares	$3,388,576
PIMCO Emerging Markets Fund	451,476	shares	4,347,714
PIMCO HI YIELD PORTFOLIO	442,658	shares	3,218,120
PIMCO International Portfolio	3,187,922	shares	13,357,394
PIMCO Inv. Grade Corp. Portfolio	3,108,297	shares	30,865,394
PIMCO Mortgage Portfolio	6,101,255	shares	64,978,370
PIMCO Muni Sector Portfolio	575,410	shares	4,643,558
PIMCO SHORT TERM PORT INS	770,747	shares	6,597,592
PIMCO US Government Sector Portfolio	2,851,108	shares	26,401,261
Short-term investments:
WACHOVIA BK NA BN	725,000	shares	759,730
US TREASURY RP .08% 1/05/10	1,700,000	shares	1,700,000
US TREASURY RP 0% 1/04/10	22,700,000	shares	22,700,000
Dreyfus Cash Management Plus	4,930,142	shares	4,930,142
Corporate debt securities:
AIG INTL	$775,000 principal, 8.25%, due 8/15/18	727,609
AOL Time Warner	$2,800,000 principal, 7.625%, due 4/15/31	3,252,558
AOL Time Warner	$875,000 principal, 7.7%, due 5/1/32	1,027,543
AT&T Corp.	$1,675,000 principal, 8.5%, due 11/15/31	2,044,368
AT&T INC	$150,000 principal, 6.55%, due 2/15/39	158,049
BAC CAP TR XI	$500,000 principal, 6.625%, due 5/23/36	446,785
BANK AMER GMTN	$800,000 principal, 7.375%, due 5/15/14	907,771
BANK AMER NA	$1,000,000 principal, 5.3%, due 3/15/17	980,090
BANK OF AMER MTN	$1,000,000 principal, 7.625%, due 6/1/19	1,156,847
BANKAMER CAP II 8% 12/15/26	$625,000 principal, 8%, due 12/15/26	612,500
Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	562,697
BNSF RY 06-2	$416,263 principal, 5.629%, due 4/1/24	443,149
BNSF RY CO 06	$297,741 principal, 5.342%, due 4/1/24	296,060
Boston Property Ltd.	$1,325,000 principal, 6.25%, due 1/15/13	1,412,111
Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	617,618
BOSTON SCIENTIFIC	$925,000 principal, 5.45%, due 6/15/14	971,250
BOSTON SCIENTIFIC	$800,000 principal, 6.4%, due 6/15/16	860,000
Burlington	$305,674 principal, 8.251%, due 1/15/21	364,880
Burlington No SF	$39,066 principal, 5.72%, due 1/15/24	40,323

Contents
Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued)
Corporate debt securities (continued):
Burlington North	$200,000 principal, 4.3%, due 7/1/13	$210,172
BURLINGTON/SANTA	$1,400,000 principal, 4.875%, due 1/15/15	1,461,566
CAPITAL ONE FIN	$1,650,000 principal, 6.75%, due 9/15/17	1,775,511
CAPITAL ONE FIN	$250,000 principal, 7.375%, due 5/23/14	283,058
CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	844,075
CIGNA	$325,000 principal, 6.375%, due 10/15/11	344,208
CIGNA	$600,000 principal, 8.5%, due 5/1/19	681,768
CITIGROUP INC	$1,900,000 principal, 1.9725%, due 5/15/18	1,764,103
CITIGROUP	$1,075,000 principal, 6.125%, due 11/21/17	1,083,573
Comcast Corp.	$375,000 principal, 5.85%, due 11/15/15	412,062
Comcast Corp.	$150,000 principal, 5.3%, due 1/15/14	160,094
Comcast Corp.	$350,000 principal, 5.9%, due 3/15/16	376,922
COMCAST CORP	$825,000 principal, 6.3%, due 11/15/17	902,729
COMCAST CORP	$375,000 principal, 6.5%, due 1/15/17	415,149
COVIDIEN INT	$850,000 principal, 6%, due 10/15/17	918,730
COX COM INC	$800,000 principal, 9.375%, due 1/15/19	1,012,313
Cox Communications	$1,425,000 principal, 5.45%, due 12/15/14	1,526,677
Cox Communications	$600,000 principal, 8.375%, due 3/1/39	747,107
Cox Communications	$425,000 principal, 5.875%, due 12/1/16	449,850
CSX TRANSN	$369,149 principal, 6.251%, due 1/15/23	391,686
CSX TRANSN INC	$720,778 principal, 8.375%, due 10/15/14	830,459
Dow Chemical	$375,000 principal, 7.375%, due 11/1/29	409,455
DOW CHEMICAL	$1,425,000 principal, 8.55%, due 5/15/19	1,700,232
DOW CHEMICAL	$525,000 principal, 9.4%, due 5/15/39	694,129
FED DEPT ST	$1,100,000 principal, 6.9%, due 4/1/29	968,000
FED EXPRESS 98-1A	$556,796 principal, 6.72%, due 1/15/22	586,347
FEDERATED RTL	$475,000 principal, 6.375%, due 3/15/37	401,375
FEDEX CORP	$250,000 principal, 7.375%, due 1/15/14	283,662
FEDEX CORP 8% 1/15/19	$250,000 principal, 8%, due 1/15/19	301,111
Ford Motor Global	$2,650,000 principal, 7.375%, due 2/1/11	2,704,023
Ford Motor Credit	$1,375,000 principal, 7.25%, due 10/25/11	1,388,602
FORD MTR CR LLC	$200,000 principal, 7.8%, due 6/1/12	202,000
General Electric Glb	$1,100,000 principal, 5%, due 2/1/13	1,163,756
GMAC LLC	$2,805,000 principal, 6.875%, due 9/15/11	2,783,963

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued)
Corporate debt securities (continued):
GMAC LLC	$635,000 principal, 8%, due 11/1/31	$574,675
HEALTHNET IMC	$525,000 principal, 6.375%, due 6/1/17	469,875
HSBC HLDGS	$575,000 principal, 6.5%, due 5/2/36	603,074
HSBC HLDGS	$725,000 principal, 6.5%, due 9/15/37	757,474
JP MORGAN CH	$475,000 principal, 5.85%, due 8/1/35	413,354
LAFARGE SA	$800,000 principal, 6.5%, due 7/15/16	848,157
LIBERTY MEDIA	$104,000 principal, 8.25%, due 2/1/30	95,290
LIBERTY MEDIA	$275,000 principal, 8.5%, due 7/15/29	251,969
LIBERTY MUT	$400,000 principal, 7.25%, due 9/1/12	412,755
MACYS RETAIL HL	$275,000 principal, 8.875%, due 7/15/15	303,188
MACYS RETAIL HLDGS	$550,000 principal, 7%, due 2/15/28	484,000
May Department Stores	$625,000 principal, 6.7%, due 7/15/34	543,750
MAY DEPT STORES	$1,200,000 principal, 6.9%, due 1/15/32	1,044,000
Nordstrom Inc	$325,000 principal, 6.95%, due 3/15/28	353,565
NORDSTROM INC GLB	$475,000 principal, 6.25%, due 1/15/18	514,173
NORDSTROM MTN	$200,000 principal, 6.75%, due 6/1/14	223,360
PHILIPS EL KONI	$1,500,000 principal, 5.75%, due 3/11/18	1,596,090
Provident Company	$375,000 principal, 7.25%, due 3/15/28	309,752
REED ELSEVIER	$200,000 principal, 7.75%, due 1/15/14	227,705
REED ELSEVIER C	$800,000 principal, 8.625%, due 1/15/19	973,415
ROCHE HLDGS INC	$750,000 principal, 6%, due 3/1/19	824,138
SBAP 05-20L	$934,973 principal, 5.39%, due 12/1/25	991,358
SBAP 07-20E	$1,256,930 principal, 5.31%, due 5/1/27	1,336,332
SLM CORP MEDIUM	$1,200,000 principal, 8.45%, due 6/15/18	1,184,104
SLMA 07-1A A2	$609,660 principal, 0.2819%, due 1/25/16	609,008
SLMA 07-2 A2	$1,700,000 principal, 0.28219%, due 7/25/17	1,682,481
SLMA 07-3 A1	$226,925 principal, 0.27219%, due 10/27/14	226,723
SPRINT CAP CRP	$450,000 principal, 6.875%, due 11/15/28	374,063
SPRINT NEXTEL	$900,000 principal, 6%, due 12/1/16	821,250
St. Paul Travelers	$450,000 principal, 5.5%, due 12/1/15	487,477
TIME WARNER CAB	$1,150,000 principal, 8.75%, due 2/14/19	1,401,590
TIME WARNER MTN	$300,000 principal, 8.25%, due 4/1/19	357,328
TRAVELERS MTN	$325,000 principal, 5.75%, due 12/15/17	344,559
UNION PACIFIC	$1,350,000 principal, 7.875%, due 1/15/19	1,633,501

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued)
Corporate debt securities (continued):
UNION PACIFIC PTC	$1,800,803 principal, 5.082%, due 1/2/29	$1,694,570
UNUM GROUP	$135,000 principal, 7.625%, due 3/1/11	139,219
UNUM Provident	$165,000 principal, 6.85%, due 11/15/15	171,806
WACHOVIA CORP FRN	$1,575,000 principal, 2.05063%, due 5/1/13	1,606,902
WACHOVIA CORP MTN	$525,000 principal, 5.75%, due 2/1/18	547,873
WELLPOINT INC	$625,000 principal, 7%, due 2/15/19	699,018
WELLPOINT GLOBAL	$375,000 principal, 5%, due 12/15/14	390,120
WELLPOINT GLOBAL	$1,025,000 principal, 5.25%, due 1/15/16	1,034,658
Wyeth	$1,075,000 principal, 5.5%, due 2/1/14	1,171,185
Wyeth	$600,000 principal, 5.5%, due 2/15/16	644,920
XEROX CORP	$800,000 principal, 5.6255%, due 12/15/19	798,883
XEROX CORP	$200,000 principal, 6.35%, due 5/15/18	208,626
Xerox Corp.	$2,350,000 principal, 6.4%, due 3/15/16	2,498,330
XEROX CORP	$450,000 principal, 6.75%, due 2/1/17	482,747
Xerox Corp.	$900,000 principal, 7.125%, due 6/15/10	920,578
U.S. Government obligations:
US Treasury Note	$3,500,000 principal, 2.625%, due 5/31/10	3,534,591
US Treasury Note	$1,400,000 principal, 4.75%, due 2/15/10	1,407,328
SBAP 05-20B	$365,221 principal, 4.625%, due 2/1/25	378,309
SBAP 06-20L	$969,174 principal, 5.12%, due 12/1/26	1,021,858
SBAP 93-20F	$230,747 principal, 6.65%, due 6/1/13	240,414
SBAP 98-20D	$308,084 principal, 6.15%, due 4/1/18	331,945
GSBA 504	$346,607 principal, 4.72%, due 2/1/24	360,116
GSMPS 04-4	$571,492 principal, 8%, due 6/25/34	479,842
FHLG	$1,634,802 principal, 6.5%, due 8/1/37	1,752,431
FHLG	$979,940 principal, 6.5%, due 9/1/37	1,045,244
FHLG	$1,432,619 principal, 6.5%, due 10/1/37	1,528,090
FHLG	$2,824,086 principal, 6.5%, due 10/1/38	3,012,285
FHLG	$991,572 principal, 6.5%, due 12/1/31	1,071,595
FHLG	$1,470,151 principal, 6.5%, due 12/1/32	1,587,878
FHLG	$1,205,464 principal, 5.5%, due 12/1/33	1,286,079
FHLG	$966,602 principal, 6%, due 2/1/19	1,038,127
FHLG	$498,708 principal, 6%, due 2/1/19	534,911
FHLG	$2,466,647 principal, 6%, due 3/1/23	2,641,239
FHLG	$335,196 principal, 6%, due 11/1/16	358,502
FHLG	$745,175 principal, 6.5%, due 7/1/16	804,138
FHLM ARM	$2,264,423 principal, 4.98%, due 5/1/35	2,369,123

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued)
U.S. Government obligations (continued):
FHLM ARM	$194,189 principal, 5.38%, due 5/1/36	$203,126
FHLM ARM	$796,130 principal, 5.70%, due 6/1/36	835,609
FNGT	$522,193 principal, 7%, due 2/19/30	535,394
FNMA	$5,277,861 principal, 5.5%, due 6/1/33	5,550,000
FNMA	$903,470 principal, 6%, due 4/1/35	965,054
FNMA	$183,761 principal, 6.5%, due 2/1/34	196,950
FNMA	$1,580,380 principal, 6.5%, due 7/1/38	1,694,835
FNMA	$3,409,348 principal, 6.5%, due 10/1/37	3,639,213
FNMA	$7,762,306 principal, 6.5%, due 10/1/38	8,326,893
FNMA	$938,760 principal, 6.5%, due 12/1/32	1,014,668
FNMA	$4,996,680 principal, 7%, due 12/1/38	5,482,881
FNMA	$1,173,091 principal, 7%, due 4/1/32	1,084,239
FNMA	$1,280,085 principal, 7%, due 8/1/32	1,414,644
FNMA	$1,046,501 principal, 7%, due 9/1/28	1,148,330
FNMA	$993,904 principal, 6%, due 2/1/28	1,059,478
FNMA	$865,526 principal, 6%, due 10/1/27	922,630
FNMA	$1,023,782 principal, 5.6%, due 12/1/11	1,084,731
FNMA	$683,490 principal, 5.91%, due 2/1/12	727,601
FNMA	$473,007 principal, 6.03%, due 5/1/11	489,234
FNMA	$599,334 principal, 6.11%, due 2/1/12	641,832
FNMA	$522,110 principal, 5.50%, due 2/1/18	553,518
FNMA	$356,947 principal, 5.5%, due 12/1/18	379,942
FNMA	$807,420 principal, 6%, due 2/1/19	866,709
FNMA	$1,044,183 principal, 6%, due 5/1/18	1,120,533
FNMA	$1,614,263 principal, 6%, due 8/1/22	1,733,063
FNMA	$893,139 principal, 6%, due 9/1/19	959,993
FNMA	$2,697,292 principal, 6%, due 9/1/21	2,895,796
FNMA	$539,134 principal, 6%, due 12/1/18	579,042
FNMA	$633,726 principal, 6.5%, due 1/1/19	684,445
FNMA	$837,281 principal, 6.5%, due 1/1/19	903,392
FNMA	$1,317,617 principal, 6%, due 3/1/36	1,410,725
FNMA ARM	$3,048,409 principal, 4.5%, due 5/1/35	3,162,078
FNMA ARM	$309,225 principal, 4.76%, due 6/1/35	320,615
FNMA ARM	$950,705 principal, 4.959%, due 6/1/35	990,257

Contents

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued)
U.S. Government obligations (continued):
FNR	$3,601,616 principal, 6%, due 3/25/31		$3,746,475
FNW	$387,451 principal, 7%, due 2/25/44		417,493
FNW	$508,371 principal, 7.5%, due 3/25/44		570,087
CA ST	$375,000 principal, 5.45%, due 4/1/15		377,306
CA ST	$150,000 principal, 6.2%, due 10/1/19		144,738
CA ST	$350,000 principal, 7.3%, due 10/1/39		329,651
CA ST	$1,325,000 principal, 7.5%, due 4/1/34		1,286,058
CA ST	$1,625,000 principal, 7.55%, due 4/1/39		1,574,739
CA ST	$225,000 principal, 5.65%, due 4/1/39		229,570
FHLBDN	$1,000,000 principal, 0.0%, due 1/4/10		1,000,000
FHLBDN	$999,998 principal, 0.0%, due 1/8/10		999,998
FHLBDN	$4,000,000 principal, 0.0%, due 2/17/10		3,999,852
FNMA DN	$2,000,000 principal, 0.0%, due 1/13/10		1,999,990
Common/collective trusts
Dwight Intermediate Core Plus	10,557,748	units	170,992,395
Dwight Target 5 Fund	7,522,598	units	142,627,076
Dwight Target 2 Fund	36,154,410	units	635,253,443
Total market value of underlying assets			1,317,141,860

Wrapper values
JP Morgan Chase AHP01	3.41%	interest rate	670,387
Monumental - AEGON MDA00963TR	3.50%	interest rate	181,952
Total wrapper values			852,339
Total synthetic guaranteed investment contracts			1,317,994,199

Guaranteed investment contracts
Pacific Life G-27351-1	5.48%	interest rate	11,762,700
Prudential Ins. Co. America GIC 062063211	5.28%	interest rate	5,986,965
Total guaranteed investment contracts			17,749,665

* Participant loans	Interest rates ranging from 4.25%–11.50%, maturing through 2033		133,064,572
Total investments			$10,185,682,751

* Indicates party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY 401(k) PLAN

June 25, 2010	/s/ Paul T. Porrini
Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary

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INDEX TO EXHIBIT

Exhibit Number	Description
23	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm